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Follow-Up Materials



03050831

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Continental SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FILE NO. 82- 4211 FISCAL YEAR 12-31-02

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/28/03

82-4211

03 MAY -8 AM 7:21

AR/S
12-31-02

Grupo
CONTINENTAL
S.A.



Grupo
CONTINENTAL
S.A.

INTEGRITY

ANNUAL REPORT 2002

Contents


Grupo CONTINENTAL
INTEGRITY

Our Cover:

Integrity
is Our Core Value

COMMON STOCK

Ticker Names:

"CONTAL" / Bolsa Mexicana de Valores (BMV)

"GPOCY" / ADR Level 1 "Over-the-Counter

Financial Information:

Miguel Angel Díaz Alonso

Tel.: (833) 241-25-15
Fax: (833) 241-25-96
E-mail: mdiaz@contal.com

Shareowner Assistance:

Roberto Martínez Garza

Tel.: (833) 241-25-21
Fax: (833) 241-25-99
E-mail: rmartinez@contal.com

Annual Shareowners Meeting
April 22, 2003, 12:00 p.m.
Dr. Burton E. Grossman Auditorium,
Corporate Headquarters
Tampico, Tamaulipas, Mexico


COTIZA EN BOLSA MEXICANA DE VALORES

CONTAL

GRUPO CONTINENTAL
QUARTERLY STOCK PRICES IN 2002
Nominal Mexican Pesos

2002	T1	T2	T3	T4
High	16.72	17.85	17.02	17.00
Low	12.81	13.00	12.90	13.79
Closing	16.47	13.70	17.02	17.00

The tree lives...




IN MEMORIAM
DR BURTON E GROSSMAN

"The fertile earth that gave life to a full, robust tree, today gives strength and inspiration to a new generation whose roots run deep and branches high."

In Respectful Memoriam of Our Founder
Don Burton E. Grossman


Coca-Cola
Coca-Cola

The Group has focused all of its energy and resources on strengthening its current financial stability.

Mountains in El Salto, Durango.

FINANCIAL HIGHLIGHTS

In millions of constant Mexican Pesos as of December 31, 2002

	2002	2001	Variation %
NET SALES	**9,761**	9,828	-0.7
OPERATING PROFIT	**1,911**	1,933	-1.1
MAJORITY NET INCOME	**1,267**	1,163	8.9
TOTAL ASSETS	**8,733**	8,221	6.2
TOTAL LIABILITIES	**1,840**	2,052	-10.3
MAJORITY INTEREST	**6,890**	6,164	11.8
EARNINGS PER SHARE (Pesos)	**1.69**	1.55	8.9
OPERATING CASH FLOW PER SHARE (Pesos)	**2.96**	2.97	-0.4
CLOSING STOCK PRICE PER SHARE (Nominal Pesos)	**17.00**	13.50	25.9
CASH DIVIDENDS PER SHARE (Fraction of Nominal Pesos)	**0.75**	0.50	50.0
AVERAGE OUTSTANDING SHARES (Millions)	**750**	749	0.1
CAPITAL EXPENDITURES	**566**	453	24.9



Net Sales
7,337
8,067
9,031
9,828
9,761
1998
1999
2000
2001
2002



Income
995
1,294
973
1,419
1,075
1,819
1,163
1,933
1,267
1,911
1998
1999
2000
2001
2002
Majority
Operating



Total Assets
6,251
6,686
7,443
8,221
8,733
1998
1999
2000
2001
2002



Total Liabilities
1,444
1,087
2,037
2,052
1,840
1998
1999
2000
2001
2002



Operating Cash Flow
1,566
1,674
2,097
2,227
2,219
1998
1999
2000
2001
2002



Majority Interest
4,804
5,597
5,401
6,164
6,890
1998
1999
2000
2001
2002

Note: For comparative purposes, the numbers for the periods 1998-2000 reflect the effects of disposing investments in the Sugar Mills Division. This is explained in detail in Note 6 of the Audited Financial Statements.


Coca-Cola
MR

We share effo
with The Coca-Cola Comp
in consolidating our leading br

Message From the Chairman of the Board



Cynthia H. Grossman
Chairman, Board of Directors

Dear Shareowners,

2002 was a year in which tradition met the future.

Though the rules of engagement have changed dramatically in our industry and country, we must approach our future with a more global perspective as well as greater determination if we are to achieve our goals and objectives. While we cannot and will not forget the fundamental basis upon which this company was founded, we are fully aware of the challenges that lay ahead. We constantly strive to prepare ourselves and our business to better meet the volatile and ever-changing structure of the corporate environment.

We have focused all of our energy and resources on fortifying our current financial stability, to meet the needs of our clients and consumers above and beyond the average standard, and to operate our company with total adherence to ethical governance, integrity and the pursuit of excellence.

Among the factors that impacted our success during 2002, there can be no question that the professional support we received from The Coca-Cola Company and the open business relationship we have maintained for the last 39 years were at the top of the list. In all of this time we have cultivated an atmosphere of trust, contribution, and continuous growth, as well as a shared commitment and vision to seize opportunities for better serving our market.


Coca-Cola

Villa de Arriaga, S.L.P.

Per capita consumption within the Group's territory reached 669 unit bottles.

It is my pleasure to inform you that, guided by this vision, Grupo Continental performed positively in 2002.

- Operating Profit reached 1,911 million pesos, representing 19.6% of net sales
- Majority Net Profit increased by 8.9%, rising to 1,267 million pesos
- Operating Cash Flow hit 2,219 million pesos, showing a margin of 22.7%
- Return On Invested Capital (ROIC) was 19.1% for the year
- And Cost of Net Debt was once again Zero

These results reflect the solid financial position that allowed the Group to pay shareowners a total of 563 million pesos in dividends, representing a 50% increase over 2001.

It is of considerable worth to note that CONTAL forms part of the BMV's flagship Composite Price Index. Showing an extraordinary 25.9% yield during 2002, the Group's shares were among the top ten traded on the Mexican Stock Exchange for the period.

Grupo Continental has also demonstrated that it is an excellent long-term performer. Compound Annual Return in Dollars has been 13.4% over the last ten years, and 22.5% over the last two years. In both cases the stock continues to prove its worth as a strong "buy."

To reach these results and set our sights even higher requires the capability and flexibility to respond quickly to opportunities as we see fit in today's shifting marketplace.

As one of the top Coca-Cola Bottling Group's in the world, we have the responsibility to anticipate the need for new products and packages that respond to the reality of our consumers and customers. I believe we can achieve this, above all by sustaining our high profitability and remaining clear on the strategic priorities that add value to our business.

This business vision requires financial strength and transparency, exercising loyal market practices, demonstrating responsible citizenship, acting in favor of the environment, living our corporate culture in a climate of harmony, and reaffirming our commitment to quality and excellence in our products and the service we provide.

2002 represented a generational change in our organization. As such we want to acknowledge the personal character and professionalism of the men that, along with our Founding Leader, helped build this Group into the deep source of talent and energy that it is today. To our respected Members of the Board that have guided and safeguarded the business since its initial steps, and who are now deservedly completing their cycle of participation with the Group, we express our most sincere gratitude and best wishes in this new stage of your lives.


Coca-Cola
Thank you
for allowing us to Serve You!
Torreón, Coahuila.

To our consumers and the communities we attend, we want to thank you for the privilege of serving you and to convey our active commitment to being worthy of your valuable preference.

To our Customers and Suppliers goes our gratitude for your high level of professional alignment with the Group's goals, as reflected through our business relationships.

To our executives and collaborators we want to reiterate our most profound appreciation and gratitude for your willing alliance with our culture, redoubling of efforts when faced with difficult situations, and unique loyalty and devotion to our values. Your commitment and willingness to implement our demanding standards in your everyday activities has been immeasurable in the Group's success.

To our honorable Board of Directors we want to further acknowledge your valuable support and leadership of this important Mexican company. We are sincerely appreciative of your contribution this year.

On behalf of everyone at Grupo Continental, I would like declare our vow to creating this company's future with integrity while respecting and honoring the trust that distinguishes us.

Cordially yours,

Cynthia H. Grossman
Chairman, Board of Directors


CINEPOLIS

343 million unit cases
Total Sales Volume

Aguascalientes, Ags.

Report of the Chief Executive Officer



Marcos Aguilar Romo
Chief Executive Officer
and General Director

Dear Friends,

Mexico's beverage industry will remember 2002 as a time of leading brand consolidations as well as the beginning of the development of B-brands.

Faced with the complex set of political, social and economic variables at home and abroad, uncertainty in the financial markets, and growing competition that restricted customary growth levels, we have defined Six Strategic Priorities for the Group:

- Maximize differentiation
- Capitalize on economies of scale
- Diversify brands and packages
- Carefully manage expenditures to achieve good profit margins
- Closely serve all of our customers
- Assure the company's long-term presence

The implementation of these strategies during 2002 resulted in a total sales volume, including allowances and samplings, of 343 million unit cases; 2.8% higher than 2001. With these sales we were able to maintain one of the highest per capita consumption rates in the world: 669 unit bottles of Coca-Cola Company brand products per person in our franchise territory.

Key for these results was the introduction of new brands, packages and presentations of both soft drink and non-soft drink beverage categories, including:


Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
MoviStar
MoviStar
Total Alignment with
The Coca-Cola Company
brand and product portfolio.

Guadalajara, Jalisco.

- Powerade, the active sport drink available in four flavors and a 591 ml PET container
- Mickey Adventures, three flavors of milk in 236 ml TetraPak presentations, and four juice flavors in 237 ml PET single-serving
- Nestea in a 400 ml PET package
- Beat, a citric-base soft drink in 355 ml cans and 600 ml PET one-way
- Green Apple Lift soft drink in 355 ml cans and 600 ml PET presentations
- Coca-Cola and Coca-Cola Light in 1 lt. PET one-way

Underscoring our quality and service commitment, we placed over 13,000 new coolers, including refrigerators, fountain equipment and vending machines. We also launched eight promotional campaigns to build customer and consumer loyalty, and six special events for reinforcing brand image.

During 2002 the Group invested more than 566 million pesos in infrastructure, representing a 25% increase over 2001. All resources were again derived from operating cash flow.

The majority of these assets were used to modernize and expand bottling line capacity for new products; acquire refrigeration equipment; purchase different vehicle models for the distribution fleet, replacement bodies for trucks, service vehicles, forklifts and land; construct new production and distribution facilities; and increase IT infrastructure and network capability.

According to the internationally accepted NCCT indicator, our share of the ready-to-drink NAB market for 2002 was 35.6%. It is important to highlight that we achieved this in a market redefined new ready-to-drink beverage categories and fresh competition.

The writing is on the wall; consumers are calling the shots in today's market and our future success depends on streamlining processes and working smarter. We are doing this by returning to the basics, respecting our culture of excellence and relying on our quality system for greater efficiency and profitability.

We are confident that our position in the ready-to-drink non-alcoholic beverage market will be bolstered in the short-term, and that we will likewise see a rise in customer and consumer preference for our products. We base this forecast on the following:

- Grupo Continental's total alignment with The Coca-Cola Company brand and product portfolio, supported by the new ad and promotional campaign for 2003
- The Six Strategies Priorities mentioned previously, stronger supplier relationships, and an organizational restructuring for greater flexibility and agility to serve our markets.


Another year
of consistently fulfilling
our Service Pledge.

Durango, Dgo.

Our medium-term goal for 2006 is that 2 out of every 5 ready-to-drink non-alcoholic beverages sold within our franchise territory are ours.

Grupo Continental was recently ranked the 10th highest earning soft drink bottler on the globe by Beverage World Magazine. This would make us the 7th largest Coca-Cola Bottler on the Planet.

For all of us at Grupo Continental we believe this to be a clear demonstration of our consistency and fidelity in providing the absolute best service to our customers and consumers, day after day, year after year, and the value we place on their loyalty.

In closing I would like to express my profound gratitude to our Board of Directors, the company's professional team of Executives and Collaborators, and our Suppliers, for their contribution to yet another year of positive results. Above all I want to give a very special thank you to our customers and consumers who favor us with their preference.

Sincerely,

Marcos Aguilar Romo
Chief Executive Officer
and General Director


Grupo
CONTINENTAL

Corporate Headquarters, Tampico, Tamaulipas, México.

Grupo Continental

Is a total beverage company dedicated to the production, sales and distribution of brands belonging mainly to The Coca-Cola Company.

The Group's culture is wholly oriented toward achieving excellence.

Vision

To be a company of high performance.

Mission

To provide the best customer service and consumer satisfaction.

Value

The core value of our company is integrity grounded in respect and justice.

Strategy

To seek profitable growth opportunities that assure the company's permanence for future generations.

Our Business

Grupo Continental began operations in 1964 under the leadership of its founder, Dr. Burton E. Grossman.

The company is dedicated to the production, sales and distribution of non-alcoholic ready-to-drink (NARTD) beverages belonging mainly to The Coca-Cola Company trademark, such as: Coca-Cola, Coca-Cola Light, Fanta, Sprite, Sprite Light, Fresca, Lift, Senzao, Beat, Delaware Punch, Nestea, Mickey Adventures and Ciel purified and mineralized water.

As part of the soft drink production process, the Group's bottling plants employ 100% Mexican refined cane sugar supplied by Grupo Piasa (Promotora Industrial Azucarera, S.A. de C.V), which has two of the most productive sugar mills in the country; both certified ISO-9002. Our Group has 49% equity in this company. Grupo Continental and other Coca-Cola bottling partners annually consume over 300 million metric tons of sugar produced by Piasa.

The dedicated efforts of the company's Board and Employees have positioned Grupo Continental as the 10th largest Coca-Cola Soft Drink Bottling Group and 7th largest Coca-Cola Bottler worldwide.

The company has 17 bottling plants with 73 branches located in the main cities of the states of Durango, Coahuila, Zacatecas, Aguascalientes, San Luis Potosí, Jalisco, and Colima.

Grupo Continental's Coca-Cola franchises cover 110,000 square miles, the equivalent to 14.5% of Mexico's territory. They serve a market of more than 12 million potential consumers and supply a network of over 756,000 customers with Coca-Cola Company products.

The Group has over 14,000 employees.

The company's shares are listed with the ticker name "CONTAL" on the Mexican Stock Exchange (Bolsa Mexicana de Valores - BMV) and "GPOCY" in the United States as an over-the-counter ADR.

The company's corporate headquarters are located in Tampico, Tamaulipas.


Grupo
CONTINENTAL
S.A.

- **110,000 square mile** franchise territory
- **12 million** inhabitants
- **756,000** customers
- **17** bottling plants
- **73** branches
- **2,149** sales routes
- **4,788** distribution and market support vehicles
- **102** products and presentation in the market
- **14,000** employees
- **669** unit bottle per capita

Return on Invested Capital (%)


15.2
15
19.2
20.2
19.1
'98
'99
'00
'01
'02

Dividend Payout Ratio (%)
(Total Dividend Paid / Majority Profit)


13.5
20.4
32.4
38.5
51.1
'98
'99
'00
'01
'02

Value on the Mexican Stock Exchange (BMV)
(Millions of Dollars)


350.5
819.7
1,102.2
1,230.7
1992
2000
2001
2002

Compound Annual Yield in Dollars - BMV
2000 – 2002: **22.5%**
1992 – 2002: **13.4%**

As a long-term investment, over the last ten years ***CONTAL*** *shares have generated a Compound Annual Yield of* ***27.8 percent*** *in Mexican pesos. This is* ***2.1 times*** *greater than the yield of the BMV (Bolsa Mexicana de Valores);* ***2.2 times*** *the peso/dollar parity; and* ***1.8 times*** *above the Mexico Inflation Index.*

Total Sales Volume
Million Unit Cases



246
272
312
334
343
'98
'99
'00
'01
'02

Total Sales Volume reached 343 million unit cases.

Our Sales Volume represents 17.1 percent of all Coca-Cola Company products sold in Mexico.

Western Region

Franchises

Corporate Headquarters

Tampico

Sales Mix by Package
(Excluding water in 20-liter jugs)



Personal
58.2%
Multi-serving
41.8%



Non-returnable
41.5%
Returnable
58.5%

Our goal for 2006 is to sell 2 out of every 5 non-alcoholic ready-to-drink beverages in our territory.


Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola

2.8 Percent Growth in Total Sales Volume

Zapopan, Jalisco.

Operating Results

Grupo Continental has adopted an internationally accepted tool, NCCT (New Continuous Consumer Tracking), for measuring consumer attitudes and behavior within different beverage categories.

We have applied this methodology to evaluate the various NARTD segments in which the company is involved.

The results we present here serve to describe the Group's solid market position and broadening growth horizon.

Total Sales Volume
Million of Unit Cases



- Colas **201**
- Flavored Soft Drinks **58**
- Water in 20-liter Jugs **71**
- Bottled Water **11**
- New Categories **2**

Sales Volume and Market Share

All Categories

2002 presented a complex operating environment. Among the numerous variables influencing the marketplace were a recessionary economy, the appearance of new beverages and competitors, and uncommon climatic conditions bringing high rain and low temperatures.

Despite these circumstances, the combined operating strategies of the Group in all of its territories together with the support provided by The Coca-Cola Company led to a total sales volume of 343.3 million unit cases for 2002, representing a 2.8% increase over the previous year.

Based on this volume, Grupo Continental's per capita consumption of Coca-Cola Company products reached 669 unit bottles, 182 above the national average and still the highest in the world.

NCCT figures show that our share of the NARTD beverage market in our territory was 35.6%. The company's mid-range goal for 2006 is that 2 out of every 5 non-alcoholic beverages (NAB) sold within our franchise area come from our bottlers.

Non-Alcoholic Ready-to-Drink Beverages Market Share


41.8%
35.7%
26.8%
22.5%
8.6%
0.2%
Water
all presentations
Soft Drinks
Other Categories
(Juices, Milk Products and Others)

- **Total Market Share**
- **Grupo Continental**

Soft Drinks

Total soft drink sales for the year reached 258.8 million unit cases and a per capita of 504 unit bottles. The colas segment accounted for 200.9 million unit cases and the flavored segment 57.9 million, representing per capita consumption of 391 and 113 bottles, respectively. These figures include the new Beat brand soft drink and Green Apple Lift.


DECAPSULADOR
DE GARRAFON
DECAP-20
CARGADOR
DE RACKS

Durango, Dgo.

More than 20 percent growth in Ciel 20 lt.

The Group's soft dinks category share of the NARTD beverage market was 26.8%.

Bottled Water

This category represented 82.5 million unit cases of our total sales mix. Reflecting 8.6% of the NARTD pie, bottled water per capita in our franchise region reached 161 unit bottles; a 16% rise over 2001.

Single-serve Ciel mineralized water sales contributed 3.7 million unit cases to our total sales volume, and single-serve Ciel purified water 7.8 million unit cases.

Ciel 20 lt. jugs accounted for 71.0 million unit cases of our overall sales. This figure translates into 20.1 million jugs and growth surpassing 20%. These results were driven by expanded coverage in the territories where the Group operates, including the greater Guadalajara metropolitan area, San Luis Potosí, Tecomán, and new operations in Durango, Durango and Tepatitlán, Jalisco.

Other Categories

Driven by a relentless search for growth opportunities, the company launched other beverage categories in its operating territories that, together with Delaware Punch, reached sales of 2.0 million unit cases and per capita consumption of 4 unit bottles. NAB market share in this segment was 0.2%.

Sales by Channel
Excluding water in 20-liter jugs



- Corner Market Stores **69.6%**
- Restaurants and Fast-food **10.2%**
- Convenience Stores and Pharmacies **6.6%**
- Bars **4.1%**
- Supermarkets **1.3%**
- Schools **0.8%**
- Industry and Offices **0.9%**
- Others **6.5%**

Rising Water Volume
As a percentage of Beverage Total Sales Volume


5.7
11.7
17.8
21.4
24.0
'98
'99
'00
'01
'02


Chocolate
NESTE



We offer a combination
of over 100 products,
packages and presentations.

SERVICE... THE BEDROCK OF OUR STRATEGY

Our service philosophy is built on assuring customer and consumer needs are covered, no matter where they are located in our territory. Achieving this has resulted in constantly extending the organization's growth horizons.

During 2002 the Group widened its brand portfolio of Coca-Cola Company products with strategically placed rollouts of Beat, Mickey Adventures flavored milk drinks and juices, the sport drink Powerade, and Nestea.

In response to consumer preferences, we also brought Green Apple Lift to the market, as well as 1 lt. PET one-way presentations of Coca-Cola and Coca-Cola Light, and a 2.5 lt. Coca-Cola.

In the territories where our 17 bottlers operate we held 328 events for launching new products and packages, including two for Ciel 20 lt. At the close of 2002, the combined total of new products, packages and presentations offered by the company to meet customer and consumer demands had reached 102.

The Group additionally carried out 14 valuable ad campaigns:

- Eight targeted mainly consumers, such as "Refresca tu belleza, OBDC a tu oído, Tu mejor lugar en el mundial, Gol Coca-Cola Gana, and Buzón de los deseos".
- The remaining six were brand image events, among which were "V Copa Coca-Cola, PLaNeta Sprite, Rockola Coca-Cola, and La Caravana Navideña".

Our Channel Marketing Program was effective for point of sale promotions and supporting customers with information, training, equipment and merchandising activities for their specific market segment. The breakdown of Channel Customers in the program during 2002 was 48,298 Mom & Pops, 6,232 Family Restaurants (Fondas) and 3,094 Schools, totaling 57, 624; this number reflects an increase of 8,353 over the year before.


TEPEYAC
Coca-Cola

Tepatitlán, Jalisco.

Launching Events


140
70
84
76
305
328
'97
'98
'99
'00
'01
'02



Tecomán, Colima.


Coca-Cola
Chico Mediano Grande Jumbo
$19.00 $22.00 $25.00 $28.00

San Luis Potosí, S.L.P.

13,000 New Pieces of Cooling Equipment

Grupo Continental placed special attention on supporting the unique needs of its customers and consumers by placing 13,000 new pieces cooling equipment with them in 2002. Including refrigerators, fountain equipment and vending machines, the company's current total pieces of equipment in the market stands at 130,720.



During the year we opened 93 new sales routes for soft drinks and Ciel water in jugs. The Group now has 2,149 sales routes dedicated to bringing unbeatable service to 756,000 loyal customers and full satisfaction to our consumers.

Our 539,000 consumers of Ciel water in jugs, 107,000 more than in 2001, receive reliable, personal attention through 446 sales routes.

It is worth pointing out that, given the extraordinary results and rapid growth of our Ciel 20 lt. water operation in the Guadalajara metropolitan zone, the Group received the 2002 Marketing Award, a top regional honor given by the Business and Marketing Leaders Association of Guadalajara.

Less than five years from the initial launch in this zone, Ciel 20 lt. has managed to grab first place among contract home water delivery services, with more than 370,000 customers and over 17 million jugs in annual sales.



Prize to Ciel.


Ciel 20 lt.
has managed
to grab first place
among contract
home water
delivery services,
in Guadalajara
greater
metropolitan zone.
Ciel
Ciel

Guadalajara, Jalisco.


Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
556 million pesos
Invested in Infrastructure
and Equipment
Tecomán, Colima.

BOLSTERING INFRASTRUCTURE

To support operations and future growth, during 2002 the Group invested 566 million pesos in fixed assets, especially in the following areas:

Completing Construction:

- General Offices for our Tecomán Bottler in Tecomán, Colima
- Sugar warehouse for our La Favorita Bottler in Guadalajara, Jalisco
- Parking facilities for the sales route vehicles at Las Trojes Bottler in Aguascalientes, Aguascalientes

Construction underway (to be completed Q1, 2003):

- Production Center in Aguascalientes, Aguascalientes
- Distribution Center in Manzanillo, Colima
- Distribution Center in Rio Verde, San Luis Potosí
- Expanding and remodeling Corporate Offices in Tampico, Tamaulipas

Plant Equipment:

- PET bottling line equipment for our San Luis and Aguascalientes bottlers
- Installation of electronic inspectors on our returnable bottle lines at ten different plants
- First stage of building a water treatment plant and Ciel 20 lt. bottling line at our Los Altos plant

Distribution and Market Support Vehicles:

- Acquisition of 414 vehicles to strengthen and modernize our distribution and market support fleet, which had a total of 4,788 units at the close of 2002



Aguascalientes, Ags.

Capital Expenditures

Millions of Pesos


309
360
395
453
566
'98
'99
'00
'01
'02


KRONES
Checkmat

Guadalajara, Jalisco.

Vehicles


3,502
3,735
4,058
4,453
4,701
4,788
'97
'98
'99
'00
'01
'02


Coca-Cola

Tepatitlán, Jalisco.


Coca-Cola
ViVela
Coca-Cola
MR
Sprite

Zapopan, Jalisco.

We Will Consolidate the Consumption of Our Leading Coca-Cola Brand.

LOOKING TO THE FUTURE

Faced with an environment that is more competitive every day, the company's strategic priority for the future will be maximum differentiation through customer and consumer service.

Marketing will continue to play a key role in the Group's daily activities focused on increasing consumption of our leading Coca-Cola brand, as supported by a new image and attractive ad campaign.

The introduction of new sizes will also be an important volume generator. In flavors and Ciel purified water there will be new presentations and expanded coverage for customers and consumers to sustain growth in 2003.

We will maintain our focus on increasing the number of customers participating in our Channel Marketing and Retailer Training programs.

The Group will continue to endow its infrastructure with greater strength and flexibility by building new specialized production and distribution centers, reoutfitting existing production facilities and bottling lines, and incorporating new logistical support systems for responding to market trends.

Caring for the environment and total quality will continue to be daily priorities in each of our companies. There will be continuity in our goals for Clean Industry Certification, implementation of the collection and recycling system for PET containers, and a stronger commitment to the Coca-Cola Quality System in its certification phase.

The close relationship that bonds the Group with its collaborators and their families will be made stronger in all of our companies through institutional programs and training. As always, the common goal will be integration as well as personal growth and development at home and at work.

Grupo Continental will continue to lead by example, demonstrating the flexibility required for a dynamic operation today and into the future.

As the company concentrates on its commitment to expand and grow stronger, it will be ultimately be our close relationship with our customers and consumers, collaborators and suppliers, shareowners and community, that will define our success in achieving excellence and how well we have respected our core value: integrity.



Centro de Desarrollo del Sistema Coca-Cola, A.C.


Coca-Cola
Coca-Cola
Coca-Cola
We service a network
of over 756,000 customers
and 12 million consumers.
El Salto, Durango.

Service - The Basis of Our Strategy



Coca-Cola
Refresqueria
Lupita

Villa de Arriaga, San Luis Potosí.



MINI SUPER
LA TROPICAL
Coca-Cola
COPIAS

San Luis Potosí, S.L.P.



Yahualica, Jalisco.



Tecomán, Colima.


Adapting
and accommodating
our infrastructure to market tendencies.
Aguascalientes, Ags.

Building Our Future



WATERWORKS

Durango, Dgo.

Aguascalientes, Ags.



Manzanillo, Colima.





Coca-Cola
Coca-Cola

Zapopan, Jalisco.


Coca-Cola
Delaware Punch
A Constantly
Evolving Portfolio of Brands,
Products and Presentations.
San Luis Potosí, S.L.P.

Expanding Our Brand Portfolio


Coca-Cola


BEAT


¡Nuevo!
Mickey
Aventuras


Refrescaté
con el
NUEVO
NESTEA
Té Helado
Té helado
con un toque de limón



Mission:
To provide the Best Customer Service and Consumer Satisfaction.

Zacatecas, Zac.

Our Strategy: Differentiation


Coca-Cola

Zacatecas, Zac.



Guadalajara, Jalisco.


Coca-Cola

Aguascalientes, Ags.



Zapopan, Jalisco.

Board of Directors



Cynthia H. Grossman **Chairman of the Board** (1983)(2,6)	**Stacey Sánchez Grossman** *Alternate Director* (2002)(7)
Bruce E. Grossman **Vice President of the Board** (1977)(2,6)	**Brett E. Grossman** *Alternate Director* Business Consultant and Private Investor. (2001)(7)
Marcos Aguilar Romo **Secretary of the Board** CEO and General Director Grupo Continental, S.A. (1981)(2,7)	**Roberto Martínez Garza** *Alternate Director* Legal Affairs, Director Grupo Continental, S.A. (1993)(7)
Guillermo Verduzco y Sánchez Aldana **Treasurer of Board** Private Investor. (1977)(3,7)	**Efraín Ayestarán Zambrano** *Alternate Director* General Director, Promotora Industrial Azucarera. (2002)(7)
Carlos Canseco González Private Investor. (1977)(1,4)	**Diego Alonso Hinojosa Aguerrevere** *Alternate Director* Businessman and Private Investor. (2002)(4)
Harold T. Circuit Private Investor. (1989)(3,4)	**Carlos Creel Cobián** *Alternate Director* CFO, Banco Santander Mexicano. (2002)(4)
Lawrence R. Cowart External Business Consultant The Coca-Cola Company. (2001)(6)	**Eduardo Arrocha Gío** *Alternate Director* Vice President and Chief Legal Counsel Coca-Cola México. (2000)(6)
José Domene Zambrano Executive Vice President of Operations, Vitro. (1989)(4)	**Carlos Artolózaga Noriega** *Alternate Director* Private Investor. (2002)(4)
Sergio Garza Treviño Businessman and Private Investor. (1977)(1,4)	**Sergio Garza Trejo** *Alternate Director* Business Consultant and Private Investor. (2002)(4)
Antonio López Rodríguez Business Consultant and Private Investor. (1977)(3,4)	**Ana Dolores López Pariente de León** *Alternate Director* Business Consultant. (2002)(4)
José Octavio Reyes Lagunes President, Coca-Cola Latin America. (1998)(1,6)	**Martín Machinandiarena López** *Alternate Director* President, Coca-Cola México (1998)(6)
Sergio Romero Roaro Business Consultant and Private Investor. (1980)(3,4)	**Alfonso Siliceo Aguilar** *Alternate Director* Business Consultant. (2002)(4)
Sergio Ruiz Garza Businessman and Private Investor. (1977)(2,4)	**Alberto Alejandro Ruiz Garza** *Alternate Director* General Director, Proyectos Arquitectónicos y Construcciones de Tampico. (2002)(4)
Luis Sottil Prieto Private Investor. (1984)(4)	**Carlos Sottil Cicero** *Alternate Director* Investment Consultant, Lehman Brothers. (2002)(4)
Jorge Antonio Tirado Del Pozzo Chief Operating Officer Grupo Continental, S.A. (1983)(7)	**Pedro Manuel García Elizondo** *Alternate Director* Vice President of Operations, Grupo Continental, S.A. (2002)(7)
Ernesto L. Tinajero Benavides Private Investor. (1982)(1,4)	**Ernesto L. Tinajero Flores** *Alternate Director* Businessman and Private Investor. (2002)(4)
Carlos Valdés Govea Chief Administrative Officer Grupo Continental, S.A. (1989)(7)	**Miguel Angel Rábago Vite** *Alternate Director* Vice President of Finance and Planning, Grupo Continental, S.A. (2000)(7)
Emilio Castillo Sánchez Mejorada Shareowners' Representative to the Board. Private Investor.	**Carlos Garza y Rodríguez** Alternate Shareowners' Representative to the Board Partner, Horwath Castillo Miranda

Grupo Continental's Board of Directors is supported by the following committees: (1) Auditing (2) Finance and Planning (3) Evaluation and Compensation, which provides analyses and recommendations to the Board of Directors related to their respective areas of competency. The Board is made up of 17 Patrimonial Advisors and their respective Alternates. Nine of the Patrimonial Advisors and their Alternates are Independents.
(4) Independent Advisor
(5) Independent Patrimonial Advisor
(6) Related Patrimonial Advisor
(7) Related Advisor

The first piece of data in parenthesis corresponds to the member's first year on the Grupo Continental Board of Directors


AUDITORIUM
DR. BURTON E. GROSSMAN

Standing left to right: *Roberto Martínez, Sergio Ruiz, Antonio López, Carlos Sottil, Jorge Antonio Tirado, Lawrence R. Cowart, Bruce E. Grossman, Cynthia H. Grossman, Brett E. Grossman, Marcos Aguilar, Carlos Valdés, Sergio Romero, Guillermo Verduzco, Carlos Garza.*
Seated left to right: *Sergio Garza, Carlos Canseco, Harold T. Circuit, Ernesto Tinajero.*

Our most sincere gratitude to those whose cycle of professional contribution to Grupo Continental's success has come full circle.



Jorge A. Tirado Del Pozzo
Director since 1983



Luis Sottil Prieto
Director since 1984



Carlos Valdés Govea
Director since 1989

Executive Team



Corporate Executives

Marcos Aguilar Romo (34)
Chief Executive Officer and General Director

Jorge Antonio Tirado Del Pozzo (33)
Chief Operating Officer

Miguel Angel Rábago Vite (26)
Vice President of Finance and Planning

Carlos Valdés Govea (28)
Vice President of Administration

Pedro Manuel García Elizondo (32)
Vice President of Operations

Guillermo Avalos González (30)
General Director Northern Zone

Fernando González Lasso (24)
General Director Central Zone

Arturo Ruiz Juárez (34)
General Director Western Zone

Estanislao Molina Duque (30)
Human Resources, Director

Miguel Angel Díaz Alonso (23)
Finance, Director

Julián Guzmán Luna (27)
Marketing, Director

Fred Daniel Acosta (28)
Comptroller, Director

Roberto Martínez Garza (28)
Legal Affairs, Director

Carlos Lobato Pérez (29)
Technical, Director

Jorge A. Díaz Casillas (23)
Industrial Relations, Director

Baldomero Ponce Cruz (24)
Transportation, Director

Sergio Serrano Vázquez (22)
Information Systems, Director

Armando J. González Osante (29)
Civil Engineering, Director

Operating Officers

Alberto Blanco García (32)
Embotelladora Guadalupe Victoria, S.A. de C.V.

Eduardo De Gorordo Moreleón (24)
Embotelladora La Bufa, S.A. de C.V.

Luis Enrique Montes Castañeda (36)
Embotelladora Gómez Palacio, S.A. de C.V.

Alfonso Anaya Olalde (33)
Embotelladora Tangamanga, S.A. de C.V.

Enrique R. Leal Rodríguez (15)
Concentrados Industriales, S.A. de C.V.

Manuel G. Atilano Santoyo (25)
Embotelladora Lagunera, S.A. de C.V.

Angel Saavedra Córdova (30)
Embotelladora San Luis, S.A. de C.V.

Gerardo A. Bejarano Amador (23)
Embotelladora de Coahuila, S.A. de C.V.

Oscar Aguirre Valdez (23)
Embotelladora de Tecomán, S.A. de C.V.

Anastacio Saucedo Ortiz (36)
Embotelladora Fresnillo, S.A. de C.V.

Javier Lepe Jiménez (33)
Embotelladora Ameca, S.A. de C.V.

René Lara Elizondo (25)
Embotelladora La Favorita, S.A. de C.V.

Armando Orta Orrantia (28)
Embotelladora Los Altos, S.A. de C.V.

Jorge Elizondo Asturias (11)
Embotelladora Rioverde, S.A. de C.V.

Rigoberto S. Medina Ochoa (34)
Embotelladora Aguascalientes, S.A. de C.V.

Carlos Maya Castro (28)
Embotelladora Las Trojes, S.A. de C.V.

Juan L. Gutiérrez Ramírez (29)
Embotelladora Zapopan, S.A. de C.V.

Victor M. Olivares Maldonado (23)
Embotelladora Guadiana, S.A. de C.V.

(*) Years of experience in the industry



Grupo Continental Annual Meeting of Company Directors
Tampico, Tamaulipas, December 6, 2002

In Memoriam



Jaime Fernando
De Brasdefer Tamayo
1930 - 2002

"We honor Integrity and the meaning it gives to life by respecting diversity and treating everyone with the same unbiased standard of fairness."

INTERACCIONES CAS... E BOLSA

CONTAL

GRUPO CONTINENTAL. S.A.

Grupo Continental, S.A.

1T02

GRUPO CONTINENTAL, S.A.



Presentation to:

Grupo Continental

Vs3T99 Vs 2T00

STRICTLY PRIVATE & CONFIDENTIAL

Global Markets

Grupo Continental

COMPRA

Reporte positivo al 4T00

Grupo Continental, S.A.

ABN·AMRO

Investment Banking Latin America

Contal ... nuestras ... es. La en ... un aum... es, mientras que el ma... se sit...

La ... viv...

CONTAL

GRUPO CONTINENTAL. S.A.

Financial Information

Management's Financial Responsibility

Management is responsible for the preparation of Grupo Continental's financial statements and other financial information included in this report. This responsibility includes maintaining the integrity and objectivity of financial records and the preparation of the financial statements in conformity with Mexican Generally Accepted Accounting Principles (GAAP).

The Group maintains an internal control structure intended to provide, among other things, reasonable assurance that its records include the transactions of its operations in all material aspects and to provide protection against significant misuse or loss of company assets.

The internal control structure is supported by the careful selection and training of qualified personnel, written policies and procedures, and a staff of internal auditors.

The independent firm of Horwath Castillo Miranda, Certified Public Accountants, has audited Grupo Continental's financial statements.

The professional background of our appointed Auditor is a Certified Public Accountant and partner in a firm of Public Accountants. As a member of the Institute of Public Accountants, he has an obligation to observe the standards set by the Institute. His professional activities include participation in accounting standards committees and executive councils, and he serves as Auditor for a variety of Mexican and non-Mexican companies.

The Grupo Continental's Independent Auditors are Emilio Castillo Sánchez Mejorada, CPA, and Carlos Garcia y Rodríguez, CPA, Alternate, both of whom meet the required qualifications.
whom meet the required qualifications.

The audit was conducted in accordance with generally accepted auditing standards that included consideration of the Group's internal control structure. For further reference, the Independent Auditors' Report is included in this document.

The Board of Directors, acting through its Audit Committee—which is comprised solely of persons not employed by the company—is responsible for confirming that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements.

The Audit Committee suggests candidates for appointment as independent auditors to the Board. The Committee meets regularly with management, internal auditors, and the independent auditors.

The Audit Committee has full and free access to the independent auditors and internal auditors. The Committee meets with them to discuss their audit work, the company's internal controls, and financial reporting matters.

Marcos Aguilar Romo
Chief Executive Officer and General Director

Miguel Angel Rábago Vite
Vice President of Finance and Planning

GRUPO CONTINENTAL, S. A. and Subsidiaries

Consolidated Financial Information 1992 - 2002

(In millions of constant Mexican Pesos as of December 31, 2002)

	Compound Annual Growth				
	92 - 01	97 - 02	2002	2001	2000
	(10 Years)	**(5 Years)**			
Net Sales	**6.5%**	**8.8%**	9,761	9,828	9,031
Cost of Sales			4,256	4,351	4,063
Gross Profit	**7.4%**	**11.3%**	5,505	5,477	4,968
Gross Margin			*56.4%*	*55.7%*	*55.0%*
Operating Expenses			3,594	3,544	3,149
Percentage of Net Sales			*36.8%*	*36.0%*	*34.9%*
Operating Profit	**12.9%**	**13.7%**	1,911	1,933	1,819
Operating Margin			*19.6%*	*19.7%*	*20.1%*
Comprehensive Cost of Financing			-117	-47	-83
Other Income, Net			22	36	32
Income before Taxes and Employees' Profit Sharing	**13.6%**	**14.7%**	2,050	2,016	1,934
Taxes and Employees' Profit Sharing			893	966	920
Equity in Net Earnings of Associated Companies			108	85	65
Discontinued Operations			0	-28	0
Consolidated Net Profit			1,265	1,163	1,079
Minority Net Profit			-2	0	4
Majority Net Profit	**12.8%**	**10.9%**	1,267	1,163	1,075
Profit Margin			*13.0%*	*11.8%*	*11.9%*

A Decade of Excellent Financial Results

1999	1998	1997	1996	1995	1994	1993	1992
							(Base)
8,067	7,337	6,402	5,947	6,243	6,464	5,850	5,214
3,868	3,601	3,182	3,004	3,109	3,149	2,703	2,507
4,199	3,736	3,220	2,943	3,134	3,315	3,147	2,707
52.1%	*50.9%*	*50.3%*	*49.5%*	*50.2%*	*51.3%*	*53.8%*	*51.9%*
2,780	2,442	2,214	2,126	2,339	2,803	2,422	2,138
34.5%	*33.3%*	*34.6%*	*35.7%*	*37.5%*	*43.4%*	*41.4%*	*41.0%*
1,419	1,294	1,006	817	795	512	725	569
17.6%	*17.6%*	*15.7%*	*13.7%*	*12.7%*	*7.9%*	*12.4%*	*10.9%*
-38	-21	3	57	190	262	179	123
18	7	30	12	147	163	156	128
1,475	1,322	1,033	772	752	413	702	574
654	572	463	341	332	162	300	249
150	195	184	200	151	101	-106	5
0	-50	0	0	11	0	31	-85
971	995	754	631	560	352	265	415
-2	0	0	15	32	31	40	35
973	995	754	616	528	321	225	380
12.1%	*13.6%*	*11.8%*	*10.4%*	*8.5%*	*5.0%*	*3.8%*	*7.3%*

Operating Profit



725
512
795
817
1,006
1,294
1,419
1,819
1,933
1,911
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Income Before Taxes and Employees' Profit Sharing



702
413
752
772
1,033
1,322
1,475
1,934
2,016
2,050
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Majority Net Profit



225
321
528
616
754
995
973
1,075
1,163
1,267
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

CONSOLIDATED FINANCIAL STATEMENT

In millions of constant Mexican Pesos as of December 31, 2002

	2002	%	2001	%
NET SALES	**9,761**	100.0	9,828	100.0
COST OF SALES	**4,256**	43.6	4,351	44.3
GROSS PROFIT	**5,505**	56.4	5,477	55.7
OPERATING EXPENSES	**3,594**	36.8	3,544	36.0
OPERATING PROFIT	**1,911**	19.6	1,933	19.7
COMPREHENSIVE COST OF FINANCING	**-117**	-1.2	-47	-0.5
OTHER INCOME, NET	**22**	0.2	36	0.3
INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING	**2,050**	21.0	2,016	20.5
TAXES AND EMPLOYEE PROFIT SHARING	**893**	9.1	966	9.8
EQUITY IN NET EARNINGS OF ASSOCIATED COMPANIES	**108**	1.1	85	0.8
NET GAIN ON DISCONTINUED OPERATIONS	**0**	0.0	28	0.3
CONSOLIDATED NET PROFIT	**1,265**	13.0	1,163	11.8
MINORITY NET PROFIT	**-2**	0.0	0	0.0
MAJORITY NET PROFIT	**1,267**	13.0	1,163	11.8

Free Cash Flow

In millions of constant Mexican Pesos as of December 31, 2002

Operating Income (EBITDA)		**2,219**
Minus:		
Taxes and Profit Sharing	974	
Cash Dividends	583	
Fixed Asset Acquisitions	491	
Reduced Equity in PIASA	-149	
Dividends Received from PIASA	-74	
Financial Products	-206	
Other Income, Net	-22	
Variations in Working Capital	89	**1,686**
Free Cash Flow		**533**

Management's Discussion and Analysis

2002 was a very positive year for Grupo Continental. Compared to 2001 we achieved an impressive 19.6% Operating Profit and 8.9% increase in Majority Net Profit.

Our Operating Cash Flow reached the 2,219 million-peso mark; i.e. 2.96 pesos per share, practically the same in real terms as the previous year. Free Cash Flow was 533 million pesos after expenses.



Net Sales
9,828
9,761
'01
'02

Net Sales

Net Sales during 2002 amounted to 9,761 million pesos, less than a 1% decrease in relation to 2001.

Excluding allowances and samplings, sales volume for soft drinks, single-serve bottles of water, other beverage categories and Ciel 20 lt. jugs, came to 337 million unit cases. Of this total, soft drinks made up 254 million unit cases, single-serve bottled water 11 million, other categories 1 million, and 20 lt. Ciel 71 million.



Cost of Sales
4,351
4,256
'01
'02

Special attention deserves to be given to the sales growth of Ciel water in jugs. With sales of 377 million pesos for the year, this figure represents a 26.0% increase over 2001. This excellent result can be largely attributed to expanded coverage in the greater Guadalajara metropolitan area and San Luis Potosí, in addition to the opening of the Durango, Durango and Tepatitlán, Jalisco markets.

Cost of Sales

Cost of Sales during 2002 was 4,256 million pesos, or 43.6% of Net Sales. This reflects a 0.7% decrease from the previous year. The cost reduction is the result of increased operating efficiency driven by our fixed asset investments.

Operating Expenses


3,544
3,594
'01
'02

Operating Profit


1,933
1,911
'01
'02

Comprehensive Cost of Financing


'01
'02
-47
-117

Other Income, Net


36
22
'01
'02

Operating Expenses

Operating Expenses for the period totaled 3,594 million pesos. Showing a small upward change over 2001, this was due to rising costs in sales and transportation, plus depreciations and amortizations. Despite reduced expenditures in the advertising and general expenses, Operating Expenses for 2002 were 36.8% of Net Sales, 0.8% higher than the previous year.

Operating Profit

Operating Profit reached 1,911 million pesos, or 19.6% of Net Sales. This figure represents a minor year-to-date decrease of 0.1 percentage points.

Comprehensive Cost of Financing

The Group's Comprehensive Cost of Financing for 2002 generated a profit of 117 million pesos. This 148.9% increase over 2001 is due mainly to currency exchange benefits generated by the company's strategic dollar reserves.

Other Income, Net

Other Net Income for 2002 reached 22 million pesos, or 0.2% of Net Sales. This is 0.1% less than the year before.


Income Tax and Employees' Profit Sharing (ISR and PTU)
966
893
'01
'02

Income Tax and Employee Profit Sharing (ISR and PTU)

Income Tax and Employee Profit Sharing totaled 893 million pesos for the period, or 9.1% of Net Sales. December 31, 2002 rates on taxable income were 35% and 10%, respectively.


Equity of Net Earnings in Associated Companies
85
108
'01
'02

Equity in Net Earnings of Associated Companies

Equity in the Net Earnings of our associates showed a 27.1% rise, growing from 85 million pesos in 2001 to 108 million pesos in 2002. Our associate PIASA, which produces and sells refined sugar, contributed 100 million pesos to this figure, while Industria Envasadora de Querétaro, S.A. de C.V. and Andamios Atlas, S.A de C.V. accounted for the remaining 8 million.


Earnings from Discontinued Operation
28
0
'01
'02

Earnings from Discontinued Operations

The Group had no such operation in 2002.


Majority Net Profit
1,163
1,267
'01
'02

Majority Net Profit

The company showed a Majority Net Profit of 1,267 million pesos for 2002, representing a 13.0% margin over Net Sales, an 8.9% increase over 2001, and a Profit per Share of 1.69 pesos.


Horwath Castillo Miranda

To the Shareholders of
Grupo Continental, S. A.

We have audited the accompanying consolidated balance sheet of Grupo Continental, S. A. and its subsidiaries, and the balance sheet of Grupo Continental, S. A. as of December 31, 2002 and 2001, and the related consolidated and individual statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican Generally Accepted Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 6 of the financial statements, in 2001 the Company reduced its equity interest in Promotora Industrial Azucarera, S.A. de C.V., from 57.56% to 49%, losing control. As a consequence, effective 2001 this investment is valued by applying the equity method.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grupo Continental, S. A. and its subsidiaries, and Grupo Continental, S. A. as of December 31, 2002 and 2001, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in accordance with Mexican Generally Accepted Accounting Principles.

HORWATH CASTILLO MIRANDA

Carlos Garza y Rodríguez

Guadalajara, Jalisco,
Mexico
January 20, 2003

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,335,933	$ 1,802,783
Notes and accounts receivable:		
Trade accounts receivable	241,452	221,866
The Coca-Cola Company	25,984	47,500
Other current assets (Note 6)	25,459	178,501
Taxes recoverable	17,209	85,439
Inventories (Note 5)	816,552	793,208
Total current assets	3,462,589	3,129,297
Investments in shares (Note 6)	811,329	787,468
Property, plant and equipment, net (Note 7)	3,775,940	3,546,766
Other non-current assets, net	683,372	757,474
	$ 8,733,230	$ 8,221,005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term liabilities:		
Suppliers (Note 8)	$ 313,298	$ 384,314
Taxes and other accounts payable	174,606	207,582
Income tax	24,945	
Employees' statutory profit sharing	195,310	221,123
Total short-term liabilities	708,159	813,019
Long-term debt:		
Pension plans and seniority premiums (Note 9)	228,371	253,842
Deferred income taxes (Note 12)	904,041	985,478
Contingencies and commitments (Note 13)		
	1,132,412	1,239,320
Total liabilities	1,840,571	2,052,339
Shareholders' equity (Note 10):		
Majority interest:		
Capital stock	781,631	781,631
Additional paid-in capital	33,324	33,004
Deficit from restatement of shareholders' equity	(565,858)	(589,721)
Accumulated effect of deferred income tax	(941,527)	(941,527)
Retained earnings	6,315,329	5,717,150
Net income	1,267,065	1,162,994
Total majority interest	6,889,964	6,163,531
Minority interest (Note 11)	2,695	5,135
	6,892,659	6,168,666
	$ 8,733,230	$ 8,221,005

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	Years ended December 31, 2002	2001
Net sales	$ 9,760,967	$ 9,828,409
Cost of sales:		
Cost of sales	4,146,338	4,241,771
Depreciation and amortization	110,189	109,938
	4,256,527	4,351,709
Gross profit	5,504,440	5,476,700
Operating expenses:		
Selling	1,283,625	1,203,936
Advertising and promotion	349,173	354,019
Transportation	419,948	416,985
General and administrative	1,343,182	1,384,614
Depreciation and amortization	197,788	184,199
	3,593,716	3,543,753
Operating profit	1,910,724	1,932,947
Comprehensive cost of financing:		
Interest expense	13,899	19,745
Interest income	84,269	134,237
Foreign exchange (gain) loss, net	(136,015)	23,432
Loss on monetary position	89,634	44,313
	(116,751)	(46,747)
Other income, net	22,311	35,848
Income from continuing operations before taxes and equity in earnings of associated companies	2,049,786	2,015,542
Income tax (Note 12)	693,582	738,360
Employees' statutory profit sharing	199,022	227,175
	892,604	965,535
Income from continuing operations before equity in earnings of associated companies	1,157,182	1,050,007
Equity in earnings of associated companies	107,443	85,440
Income from continuing operations	1,264,625	1,135,447
Net gain on discontinued operation (Note 6)		27,782
Net consolidated income	$ 1,264,625	$ 1,163,229
Majority interest	$ 1,267,065	$ 1,162,994
Minority interest (Note 11)	(2,440)	235
	$ 1,264,625	$ 1,163,229
Income per share (majority interest) (expressed in pesos) (Note 3-o):		
Income from continuing operations	$ 1.69	$ 1.51
Discontinued item		0.04
	$ 1.69	$ 1.55
Weighted average shares outstanding (000's) (Notes 3-o and 10)	749,896	748,677

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED AND INDIVIDUAL STATEMENT OF SHAREHOLDERS' EQUITY
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	Capital stock	Additional paid-in capital	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Retained earnings	Net income	Total
Balance at December 31, 2000	$ 781,631	$ 31,418	$ (605,866)	$ (941,527)	$ 5,059,988	$ 1,075,364	$ 5,401,008
Application of 2000 net income					1,075,364	(1,075,364)	
Dividends paid					(407,175)		(407,175)
Repurchase of own stock, net (Note 10)		1,586			(11,027)		(9,441)
Comprehensive income (Notes 3-I and 12)			16,145			1,162,994	1,179,139
Balance at December 31, 2001	781,631	33,004	(589,721)	(941,527)	5,717,150	1,162,994	6,163,531
Application of 2001 net income					1,162,994	(1,162,994)	
Dividends paid					(583,317)		(583,317)
Placement of own stock, net (Note 10)		320			18,502		18,822
Comprehensive income (Notes 3-I and 12)			23,863			1,267,065	1,290,928
Balance at December 31, 2002	$ 781,631	$ 33,324	$ (565,858)	$ (941,527)	$ 6,315,329	$ 1,267,065	$ 6,889,964

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	Years ended December 31, 2002	2001
OPERATIONS:		
Income from continuing operations	$ 1,264,625	$ 1,135,447
Charges (credits) to results not requiring cash:		
Equity in earnings of associated companies, net of dividends received	(28,955)	(51,751)
Depreciation and amortization	307,977	294,137
Provisions for pension plans and seniority premiums	12,027	16,624
Deferred income tax	(42,601)	23,125
	1,513,073	1,417,582
Changes in other operating accounts:		
Notes and accounts receivable	65,382	(96,538)
Inventories	14,691	(61,346)
Suppliers	(71,016)	(20,929)
Other short-term liabilities	(33,844)	(79,612)
Resources generated by operations before discontinued item	1,488,286	1,159,157
Cash received from discontinued item		48,126
	1,488,286	1,207,283
FINANCING:		
Associated Company (Note 6)	157,820	(157,820)
Notes payable to suppliers, net		(28,723)
Income tax payable, long-term	(51,665)	58,557
Dividends paid	(583,317)	(407,175)
Resources utilized in financing activities	(477,162)	(535,161)
INVESTMENTS:		
Acquisition of fixed assets, net	491,377	376,660
Disinvestments in shares of subsidiaries (Note 6)	(1,453)	(253,054)
(Placement) repurchase of own stock	(18,822)	9,441
Increase in other non-current assets, net	6,872	19,055
Resources utilized in investment activities	477,974	152,102
Increase in cash and temporary investments	533,150	520,020
Cash and cash equivalents at beginning of year	1,802,783	1,458,643
Less, cash and cash equivalents at beginning of year from desincorporated subsidiary (Note 6)		(175,880)
Cash and cash equivalents at end of year	$ 2,335,933	$ 1,802,783

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,281,607	$ 1,700,048
Notes and accounts receivable:		
Promotora Industrial Azucarera, S. A. de C. V., associated company (Note 6)		157,820
Taxes recoverable	8,187	81,270
Other current assets	500	
Total current assets	2,290,294	1,939,138
Investments in shares (Note 6):		
Subsidiaries	4,673,087	4,717,354
Associated companies	776,975	753,136
Others	14,151	15,103
	5,464,213	5,485,593
Goodwill, net	505,479	538,435
	$ 8,259,986	$ 7,963,166
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Accounts payable to subsidiaries	$ 1,305,391	$ 1,713,109
Taxes and accounts payable	11,711	13,964
Income tax	27,435	
Total short-term liabilities	1,344,537	1,727,073
Long-term debt:		
Income tax (Note 12)	25,485	72,562
Contingencies and commitments (Note 13)		
Total liabilities	1,370,022	1,799,635
Shareholders' equity (Note 10):		
Capital stock	781,631	781,631
Additional paid-in capital	33,324	33,004
Deficit from restatement of shareholders' equity	(565,858)	(589,721)
Accumulated effect of deferred income tax	(941,527)	(941,527)
Retained earnings	6,315,329	5,717,150
Net income	1,267,065	1,162,994
	6,889,964	6,163,531
	$ 8,259,986	$ 7,963,166

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	Years ended December 31, 2002	Years ended December 31, 2001
Commissions earned	$ 56,614	$ 8,406
Operating expenses:		
General and administrative	32,627	41,204
Amortization of goodwill	32,705	32,845
	65,332	74,049
Comprehensive cost of financing:		
Interest expense	282,511	508,653
Interest income	223,086	365,292
Foreign exchange (gain) loss, net	(136,155)	25,127
Loss (gain) on monetary position	38,449	(5,258)
	(38,281)	163,230
Other income, net	1,640	971
Income (loss) from continuing operations before income tax and equity in earnings of subsidiaries and associated companies	31,203	(227,902)
Income tax, net (Note 12)	40,902	(9,523)
Loss from continuing operations before equity in earnings of subsidiaries and associated companies	9,699	218,379
Equity in earnings of subsidiaries and associated companies	1,276,764	1,353,591
Income from continuing operations	1,267,065	1,135,212
Net gain on discontinued operation (Note 6)		27,782
Net income	$ 1,267,065	$ 1,162,994

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2002

	Years ended December 31, 2002	Years ended December 31, 2001
OPERATIONS:		
Income from continuing operations	$ 1,267,065	$ 1,135,212
Charges (credits) to income not requiring cash:		
Equity in earnings of subsidiaries and associated companies, net of cash dividends received of $ 1,344,685		(8,906)
Amortization of goodwill	32,705	32,845
	1,299,770	1,159,151
Changes in other operating accounts:		
Subsidiaries	(407,718)	(434,242)
Other current assets and liabilities, net	97,765	(5,705)
Resources generated by operations before discontinued item	989,817	719,204
Cash received from discontinued item		48,126
	989,817	767,330
FINANCING:		
Associated Company (Note 6)	157,820	(157,820)
Cash dividends from subsidiaries and associated companies in excess of equity in their earnings	44,041	
Dividends paid	(583,317)	(407,175)
Income tax payable, long-term	(47,077)	16,930
Resources used in financing activities	(428,533)	(548,065)
INVESTMENTS:		
Disinvestments in shares of subsidiaries	(1,453)	(276,730)
(Placement) repurchase of own stock	(18,822)	9,441
Resources generated from investment activities	(20,275)	(267,289)
Increase in cash and cash equivalents	581,559	486,554
Cash and cash equivalents at beginning of year	1,700,048	1,213,494
Cash and cash equivalents at end of year	$ 2,281,607	$ 1,700,048

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S. A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
Expressed in thousands of constant Mexican pesos as of December 31, 2002
(except as indicated)

1.- COMPANY'S ACTIVITIES

Grupo Continental, S. A. (the "Company") is a holding company of entities, which are principally engaged in the manufacture and sale of soft drinks and purified water. There are 17 franchises granted by The Coca-Cola Company, operating in seven states in Mexico.

The financial statements of Grupo Continental, S. A. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S. A. must be based on the consolidated financial statements that are included herein.

2.- BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the Company and its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2002 the subsidiaries of Grupo Continental, S. A. included in the consolidation were the following:

Bottling companies	Percentage of equity
Embotelladora Aguascalientes, S. A. de C.V.	99.99
Embotelladora Ameca, S. A. de C.V.	99.99
Embotelladora de Coahuila, S. A. de C.V.	99.99
Embotelladora Gomez Palacio, S. A. de C.V.	99.99
Embotelladora Guadiana, S. A. de C.V.	99.99
Embotelladora Guadalupe Victoria, S. A. de C.V.	99.99
Embotelladora La Favorita, S. A. de C.V.	99.99
Embotelladora La Bufa, S. A. de C.V.	99.99
Embotelladora Lagunera, S. A. de C.V.	99.99
Embotelladora Las Trojes, S. A. de C.V.	99.99
Embotelladora Los Altos, S. A. de C.V.	99.99
Embotelladora Rioverde, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99
Embotelladora Tangamanga, S. A. de C.V.	99.99
Embotelladora Fresnillo, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99
Embotelladora de Tecoman, S.A. de C.V.	99.99

Other marketing and service companies	Percentage of equity
Concentrados Industriales, S. A. de C.V.	99.99
Mercadotecnia de Occidente, S. A. de C.V.	99.99
Sociedad Industrial, S. A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00
Real estate companies	
Fomento de Aguascalientes, S. A. de C.V.	99.99
Fomento Durango, S. A. de C.V.	99.99
Fomento Mayran, S. A. de C.V.	99.99
Fomento Potosino, S. A. de C.V.	99.99
Fomento Rio Nazas, S. A. de C.V.	99.99
Fomento San Luis, S. A. de C.V.	99.99
Fomento Zacatecano, S. A. de C.V.	99.99
Grossman y Asociados, S. A. de C.V.	99.99
Inmobiliaria Favorita, S. A. de C. V.	99.99

Effective January 2002, Equipo y Material Electrico, S. A. de C. V. was merged with Sociedad Industrial, S. A. de C. V. The latter is the surviving company.

3.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The financial statements of the Company and its consolidated subsidiaries recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant December 31, 2002 Mexican pesos using the Mexican National Consumer Price Index ("INPC"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates. The carrying amounts are stated at cost, which approximates its fair value. At December 31, 2002 and 2001, cash and cash equivalents include short-term cash investments of $ 2,279,690 and $ 1,699,888, respectively ($ 2,277,380 and $ 1,698,679, respectively, in the individual financial statements).

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

The Company's investments in shares of subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Other investments in shares are expressed at the restated cost at the end of the year, applying factors derived from the INPC.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Until 1996, fixed assets were restated based on appraisals performed by independent appraisers, in order to reflect the net replacement value. Effective 1997, the net replacement value at December 31, 1996, and the subsequent acquisitions are restated by applying factors derived from Mexico's INPC. Depreciation is calculated using the straight-line method, based on the useful lives of the assets. See Note 7.

f) Cost of cases and bottles

The inventory of cases and bottles is recorded at the lesser of deposit value or replacement cost. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years. (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is capitalized and is included in other non-current assets in the consolidated balance sheet and it is amortized over their estimated useful life mentioned in the preceding paragraph and charged to the advertising and promotional expenses. At December 31, 2002 and 2001, cases and bottles provide to retailers in connection with promotional campaigns, net of its corresponding accumulated amortization, amounted to $ 10,237 and $ 11,225, respectively.

g) Goodwill

Goodwill is difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired. It is restated by applying factors derived from the Mexican INPC to historical amounts. Goodwill is amortized on a straight-line method in a period not exceeding 20 years. At December 31, 2002 and 2001, the accumulated goodwill, net of amortization, amounted to $ 505,479 and $ 538,435, respectively, and is included in other non-current assets in the consolidated balance sheet.

h) Income tax and employees' profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing", issued by the Mexican Institute of Public Accountants. The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The current income tax rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

Grupo Continental, S.A. determines income tax for the year based on the consolidated fiscal result. See Note 12.

i) Pension plans and seniority premiums

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The majority of Company subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and remains in effect at least for ten years, and until the death of the employee. The amount of payment under the pension benefit is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employee from the Mexican Institute of Social Security. The subsidiaries make annual contributions to the irrevocable trust based on actuarial estimations. Contributions to the pension funds amounted to $ 78.1 million and $ 65.1 million in 2002 and 2001, respectively.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

The cost of seniority premiums and the pension plans is calculated on an actuarial basis, as established in Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries. See Note 9.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

j) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. See Note 4.

k) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from Mexico's INPC to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican INPC.

l) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. This item is represented by net income and the effect of holding non-monetary assets and of deferred income tax, that in accordance with applicable accounting principles should be recorded in shareholders' equity.

m) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican INPC, on the company's net monetary assets and liabilities at the beginning of each month. This result is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing. During the year ended December 31, 2002 and 2001, monetary assets exceeded monetary liabilities and consequently a monetary loss was recorded on the company's consolidated statement of income.

n) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to approximately half of the cost of such campaigns. The advertising and promotional expenses reflect the portion of such costs applicable to the Company. Funds expended by the Company on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. During 2002 and 2001, the Company repurchased and placed its own stock. See Note 10.

p) Financial information by segment

As mentioned in Note 1, Grupo Continental, S.A. is the holding company of 17 bottling companies of Coca-Cola products operating in seven states in Mexico. The operational risk and yield conditions for each of the bottlers in the various territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operating in identical economic and political circumstances, and risk variables such as inflation, interest rate volatility, unemployment, political stability, etc. are equally applicable to all of them.

For the reasons mentioned above, it is not considered necessary to report the segment financial information mentioned in International Accounting Standard No. 14 – Financial Information by Segment, because its objective is evaluating risks and yields of the Company as a whole.

4.- ASSETS AND LIABILITIES IN U.S. DOLLARS

At December 31, 2002, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 141.9 million and 0.8 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 10.36 pesos per one U.S. dollar.

In the years ended December 31, 2002 and 2001, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 5.3 million and U.S. 6.5 million, respectively.

On January 20, 2003, the date of issuance of the financial statements, the exchange rate was 10.59 Mexican pesos per one U.S. dollar.

5.- INVENTORIES

	December 31, 2002	December 31, 2001
Finished goods	$ 104,806	$ 104,988
Refrigerators	5,115	4,202
Product in process	5,560	5,798
Raw materials	105,727	98,521
General warehouse	9,914	12,438
Spare parts and tools	102,535	101,382
Cases and bottles	422,478	371,413
Merchandise in transit	59,998	94,188
Advance payments to suppliers	419	278
	$ 816,552	$ 793,208

6.- INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

On November 1, 2001, the Company sold 100% of the shares of its subsidiary, Productos Industriales Potosi, S.A. de C.V. The gain obtained from the sale of this subsidiary, net of income tax, amounted to $ 27,782 and is presented in the consolidated and individual income statement as a discontinued item. The consolidated income statement includes the transactions of Productos Industriales Potosi, S.A. de C.V. for the ten-month period ending October 31, 2001.

In a General Shareholders' Assembly of Promotora Industrial Azucarera, S.A. de C.V. (PIASA) held on April 23, 2001, the shareholders decided to reduce the capital stock, canceling 5,229,396 shares of the 31,149,377 that represented the total of the capital stock. With the exception of Grupo Continental, S.A., all the shareholders' of PIASA decided to renounce their rights to reimbursement. As a consequence, the Company reduced its equity interest from 57.56 % to 49%. This reimbursement was computed with the amounts of the PIASA shareholders' equity at December 31, 2000, which amounted to $ 229,309 ($ 253,054 in Mexican pesos with purchasing power as of December 31, 2002). From this amount, $ 80,000 was paid in November 2001 and $ 149,309 in November 2002. At December 31, 2001, this amount is included in the concept of other current assets debtors in the consolidated balance sheet. The main activity of PIASA and its subsidiaries is the production and sale of sugar.

As a consequence, the consolidated financial statements of Grupo Continental, S.A. as of December 31, 2000, included the financial statements of PIASA. Effective 2001, this investment is valued by applying the equity method.

7.- PROPERTY, PLANT AND EQUIPMENT

	December 31, 2002	December 31, 2001	Average annual depreciation rate %
Building	$ 1,623,082	$ 1,558,687	2.4
Industrial equipment	2,081,160	2,007,387	6.0
Anti-pollution equipment	89,562	87,673	4.7
Transportation equipment	1,514,626	1,499,149	6.7
Furniture and other equipment	501,961	483,275	12.3
	5,810,391	5,636,171	
Accumulated depreciation	(2,858,173)	(2,739,271)	
	2,952,218	2,896,900	
Land	646,735	552,246	
Construction and equipment in process, and advances to suppliers	176,987	97,620	
	$ 3,775,940	$ 3,546,766	

At December 31, 2002 industrial equipment includes a comprehensive cost of financing capitalized at $ 40,694.

8.- SUPPLIERS

At December 31, 2002 and 2001, the balance of suppliers included $ 134,362 and $ 148,879, respectively, in favor of The Coca-Cola Company, from the purchase of concentrate. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE.

Accounts payable to suppliers at December 31, 2002 and 2001 included $ 72,652, and $ 104,967, respectively, of accounts payable to associated companies from the purchases of sugar and canned beverages.

9.- PENSION PLANS AND SENIORITY PREMIUMS

The components of net pension cost and seniority premiums mentioned in Note 3-i consist of the following:

	Seniority premiums	Pension plan	Total 2002	Total 2001
Service cost	$ 4,173	$ 43,308	$ 47,481	$ 45,797
Interest cost	2,041	39,983	42,024	43,692
Actual return on plan assets		(26,215)	(26,215)	(36,092)
Amortization of transition liability	14	19,679	19,693	20,726
Amortization of unrecognized prior service cost	52	1,170	1,222	
Amortization of gains and losses of unrecognized obligations	(161)	6,681	6,520	3,582
Net cost	$ 6,119	$ 84,606	$ 90,725	$ 77,705

Pension and seniority premiums liability is as follows:

	Seniority premiums	Pension plan	Total 2002	Total 2001
Accumulated benefit obligation	$ 47,217	$ 733,732	$ 780,949	$ 748,173
Additional benefits related to future compensation increases	2,716	218,550	221,266	226,711
Projected benefit obligation	49,933	952,282	1,002,215	974,884
Plan assets at fair value		588,729	588,729	442,250
Unfunded projected benefit obligation	49,933	363,553	413,486	532,634
Unrecognized net transition obligation	(19)	(238,922)	(238,941)	(256,121)
Unrecognized prior service cost	(719)	(21,168)	(21,887)	(23,372)
Unrecognized net gain or (loss)	8,271	(93,071)	(84,800)	(197,310)
Accrued pension cost and seniority premium	57,466	10,392	67,858	55,831
Additional liability	189	160,324	160,513	198,011
Total accrued pension cost and seniority premium	$ 57,655	$ 170,716	$ 228,371	$ 253,842

The asset account corresponding to the additional liability existing as of December 31, 2002 and 2001 is included with other non-current assets in the consolidated balance sheet.

The principal assumptions utilized in determining net costs of the plans for the period are as follows:

	Seniority premiums	Pension plan
Discount rate used to reflect present value of Obligations	4.5%	4.5%
Rate of increase in future salary levels	1%	1%
Average of remaining future service	13 years	12 years

10.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net fiscal profit account" or "CUFIN". Also, the reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. See Note 12.

Dividends paid during 2002 and 2001 were as follow:

	2002	2001
Dividends paid (thousands of pesos)	$ 583,317	$ 407,175
Shares issued (thousands)	750,000	750,000
Dividend per share (in pesos)	0.778	0.543
Dividend per share (nominal pesos)	0.750	0.500

The net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2002, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

During 2002 and 2001 the Company acquired and sold its own stock, resulting in an additional premium on placement of shares of $ 320 and $ 1,586, respectively. At December 31, 2002 and 2001 the Company held stock in treasury of $ 338 and $ 18,791, respectively (20,000 shares in 2002 and 1,286,800 in 2001). The deadline for placing these shares is December 2003.

At December 31, 2002 and 2001, retained earnings included $ 149,662 and $ 132,726, respectively, of reserve for repurchasing stock ($ 231,635 and $ 213,131, respectively, at pesos with purchasing power at December 31, 2002).

At December 31, 2002, the market value per share was 17.00 Mexican pesos.

11.- MINORITY INTEREST

As mentioned in Note 2, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

12.- INCOME TAX, TAX ON ASSETS AND CONSOLIDATION FOR TAX PURPOSES

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration effects of inflation for tax purposes. Income tax is calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos with purchasing power at the end of the period. The Company has approval from the Ministry of Finance to file consolidated income tax and asset tax returns.

In accordance with the Mexico's current Income Tax Law, until December 31, 2001 the corporate rate of income tax was 35%. However, the companies had the option to compute the income tax at the rate of 30% on the "reinvested fiscal profit" (UFIRE), and pay the difference between the rate of 35% and 30% when dividends are distributed. At December 31, 2002, the differences amounted to $ 105,345 and $ 25,485, respectively, and are shown as long-term liability in the consolidated and individual balance sheets, respectively.

As the Company and its subsidiaries opted to defer income tax, they must establish accounting records of the "net reinvested fiscal profit" (CUFINRE), which will be reduced with the dividends paid. The amount of CUFIN will be reduced by dividends paid, after the CUFINRE has been exhausted. At December 31, 2002 the consolidated amounts of CUFIN and CUFINRE were $ 2,783,912 and $ 310,733, respectively, and the CUCA amounted to $ 515,670.

In accordance with the amendments of Mexico's Income Tax Law effective January 1, 2002, the applicable income tax rate will be 34% in 2003, 33% in 2004 and 32 % in 2005 and beyond. In 2001 and 2002 the rate was 35%.

The tax on assets is computed at an annual rate of 1.8% of the value of assets less certain liabilities. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be restated and carried forward and credited toward the excess of income tax over assets tax in the following ten years.

The analysis of the income tax charged to income is as follows:

	CONSOLIDATED Years ended December 31,	
	2002	2001
Current	$ 726,881	$ 688,056
Deferred	22,885	50,304
	749,766	738,360
Deferred income tax reduction because of reduced rates(*)	56,184	
	$ 693,582	$ 738,360

A reconciliation of the statutory income tax rate and effective rate is as follows:

	2002	2001
Statutory tax rate	35.0%	35.0%
Permanent differences:		
Non deductible expenses	0.8	0.8
Goodwill amortization	0.6	0.6
Others	0.2	0.2
	36.6	36.6
Effect of reduction of tax rates (*)	2.8	
Effective income tax rate	33.8%	36.6%

(*) As mentioned in Note 3-h, the income tax rate that applies to temporary differences is the expected rate that which will be in effect at the time the deferred tax assets and liabilities recovered or paid. Due to the changes in the income tax rates mentioned above, the Company adjusted its deferred income tax liability for 2002.

At December 31, 2002 the balance of the deferred income tax liability was composed of the following:

	Temporary difference	Deferred income tax
Inventories	$ 691,828	$ 236,371
Fixed assets	1,798,562	577,204
Provision for pension plans and seniority premiums	(67,858)	(21,715)
Other items, net	15,759	5,358
	$ 2,438,291	$ 797,218

The amount of $ 12,829 from deferred income tax corresponding to 2002, was charged to the deficit from restatement of shareholders' equity, included in the comprehensive income ($ 8,733 in 2001).

13.- CONTINGENCIES AND COMMITMENTS

a) During 2000, Pepsico and other bottlers for alleged monopolistic practices sued most of the bottling subsidiaries of the Company, in Mexico's Federal Competition Commission (CFC). The CFC issued a decision of presumed liability and ordered the suspension of signed exclusive contracts as well as prohibiting any such future agreements.

The sued bottling companies filed for injunctive relief against Commission's ruling and obtained a favorable resolution from authorities in seven cases. Later, the CFC began a new investigation against six of these bottlers. A decision as to whether they are presumptively guilty and whether the CFC will open a new proceeding, or whether the case will be closed, are pending

The bottlers that continued the proceeding against the CFC lost and filed for an injunction. This is still pending.

In the opinion of the Company's principal executives and their legal advisers, the sued companies follow no monopolistic policies, given their share of 35.6% in the carbonated, non carbonated, purified water, juice drinks, dairy, juices and nonalcoholic prepared beverages market. They believe that the final decisions will fall in favor of the defendants. Even if it doesn't, the effects do not include economic sanctions.

b) Effective November 1998, Servicios Ejecutivos Continental, S. A., a subsidiary of the Company, signed a lease on an airplane so it could provide air transportation. The main conditions established in this contract are the following:

- The term of the lease is 120 months, ending in October 2008. The minimum monthly rent is U.S. 261,819, net of the taxes. Grupo Continental, S. A. is the guarantor of this contract.
- The Company is obligated to insure the plane for a decreasing amount of not less than 110% of the approximate value of the airplane, and to pay all the expenses relative to its operation.

14.- RELATED PARTIES TRANSACTIONS

The Company regularly engages in transactions with The Coca-Cola Company and its associated companies. At December 31, 2002, The Coca-Cola Company indirectly owned 21% of the outstanding shares of the Company. The Company purchases canned Coca-Cola products from Industria Envasadora de Queretaro, S.A. de C.V., in which the Company holds 17% of the capital stock. The Company purchases sugar from Promotora Industrial Azucarera, S. A. de C.V., in which the Company holds 49% of the capital stock.

The following is a summary of the most significant related party transactions:

	CONSOLIDATED		INDIVIDUAL	
	Years ended December 31,			
	2002	2001	2002	2001
Revenues:				
Commissions			$ 56,440	$ 8,406
Interest earned			140,033	232,108
Costs and Expenses:				
Purchases of concentrate from The Coca-Cola Company	$ 1,480,544	$ 1,501,182		
Purchases of sugar	893,586	851,988		
Purchases of canned products	307,782	324,566		
Air transportation services			16,990	26,804
Interest paid			280,891	506,616
Services paid			4,949	4,891

Glossary

Coca-Cola Bottling Partner or Bottler: Businesses that buy concentrates or syrups from The Coca-Cola Company, convert them into finished packaged products and sell them to customers.

Consumer: Person who acquires and consumes the Group's products.

Customer: Retail outlet, restaurant or other operation that sells or serves the Group's products directly to consumers.

Customer/Consumer: Person who acquires the products we offer for their consumption directly from the Group's distribution centers or sale routes.

EBITDA: Acronym for Earnings Before Interest and Taxes plus Depreciation and Amortization.

Fountain: System used by retail outlets to dispense product into cups or glasses for immediate consumption.

Market: Geographic area in which the Group does business, as defined by its franchise territory.

NARTD: Acronym used to identify Non-Alcoholic Ready-To-Drink beverages sold commercially in the market.

NCCT: Acronym used to identify New Continuous Consumer Tracking, a strategic tactical tool for measuring consumer attitudes and behavior within different beverage categories. Research International handles field applications, and Information Tools, Ltd processes all data. Both companies are authorized by The Coca-Cola Company.

Per Capita Consumption: Average number of servings consumed per person, per year in a specific market. The Group calculates its per capita consumption by multiplying unit case volume by 24, then dividing by the population of its franchise territory.

ROIC: Acronym for Return On Invested Capital.

Serving or Unit Bottle: Eight fluid ounces or 237 ml of a finished beverage.

The Coca-Cola Company: More than 100 years after its founding, The Coca–Cola Company is the world's top producer, seller and distributor of flavored concentrates and syrups used in the production of over 300 market-leading brands of non-alcoholic ready-to-drink beverages in more than 200 countries around the globe.

Unit Case: Unit of measurement equale to 192 U.S. fluid ounces of finished beverage (24 servings).

Unit Case Volume: Number of unit cases sold to customers and customer/consumers; the industry standard for measuring NARTD commercial beverage sales in a particular market.

Vending Machine: Automatic dispenser of canned or bottled cold beverages.

Company Directory

Corporate Offices

Address:

Avenida Hidalgo No. 2303 Col. Smith
Tampico, Tam. México 89140

Apartado Postal No. 664
Tampico, Tam. México 89000

Telephone:

(833) 241-25-00

Fax:

(833) 241-25-77

Web site:

www.contal.com

E-mail:

tampico@contal.com

Regional Offices

MEXICO CITY

Bosque de Duraznos No. 65-907
Bosques de las Lomas
Delegación Miguel Hidalgo
México, D.F. 11700

Apartado Postal No. 41882
México, D.F. 11000

Tel: (55) 5596-58-60
Fax: (55) 5596-58-67

NORTHERN REGION

Diagonal de las Fuentes No. 1449 Ote.
Col. Campestre La Rosita
Torreón, Coahuila 27250

Tel: (871) 721-00-22
Fax: (871) 720-06-91

CENTRAL REGION

Av. Himno Nacional No.1977 3er. Piso
Fracc. Tangamanga
San Luis Potosí, S.L.P. 78269

Tel: (444) 811-55-12
Fax: (444) 811-16-67

WESTERN REGION

Av. Juan Palomar y Arias No. 50
Col. Vallarta San Jorge
Guadalajara, Jalisco 44690

Tel: (33) 3630-22-66
Fax: (33) 3630-22-62

Design:
Eduardo Fajardo
Eduardo Díaz
Oskar Ventura

Photography:
Eduardo Fajardo

Printing:
Artes Gráficas
Panorama

Printed:
En papeles
reciclados y
reciclables


Coca-Cola

www.contal.com



Grupo CONTINENTAL S.A.

INTEGRIDAD

INFORME ANUAL 2002

Contenido


Grupo CONTINENTAL
INTEGRIDAD

En Portada:

Nuestro Valor Esencial... ***Integridad***

ACCIONES COMUNES

Clave de cotización:

Bolsa Mexicana de Valores (BMV) ***"CONTAL"***

ADR Nivel 1 "over-the-counter" **"GPOCY"**

Información Financiera:

Miguel Angel Díaz Alonso

Tel.: (833) 241-25-15
Fax: (833) 241-25-96
E-mail: mdiaz@contal.com

Asistencia a Accionistas:

Roberto Martínez Garza

Tel.: (833) 241-25-21
Fax: (833) 241-25-99
E-mail: rmartinez@contal.com

Asamblea Anual de Accionistas
22 de Abril de 2003, 12:00 Hrs.
Auditorium Dr. Burton E. Grossman
de las Oficinas Corporativas
Tampico, Tamaulipas, México


COTIZA EN
BOLSA MEXICANA DE VALORES

CONTAL

PRECIOS TRIMESTRALES DE LA ACCION DE GRUPO CONTINENTAL EN 2002

Pesos Mexicanos Nominales

2002	T1	T2	T3	T4
Precio más alto	16.72	17.85	17.02	17.00
Precio más bajo	12.81	13.00	12.90	13.79
Precio de cierre	16.47	13.70	17.02	17.00

El árbol es vida


IN MEMORIAM
DR. BURTON E. GROSSMAN
"EL ARBOL ES VIDA"
"QUE EL CAMINO SIEMPRE
SE LEVANTE PARA ENCONTRARLES.
QUE EL SOL SIEMPRE ILUMINE SU CARA.
QUE EL VIENTO SIEMPRE SOPLE A SUS ESPALDAS
Y QUE DIOS LES GUARDE EN LA PALMA DE SU MANO".
1918 — 1999

"La misma tierra fértil que diera vida a un robusto y frondoso árbol, hoy es fuente de fortaleza y cultura de una nueva generación que emerge y se nutre de ella, para continuar trascendiendo".

En homenaje a nuestro Fundador

Don Burton E. Grossman


Coca-Cola
MR
Coca-Cola
El Grupo ha enfocado
su energía y recursos a
su estabilidad financiera

INDICADORES FINANCIEROS

Millones de Pesos actualizados al 31 de Diciembre de 2002

	2002	2001	Variación %
VENTAS NETAS	**9,761**	9,828	-0.7
UTILIDAD DE OPERACION	**1,911**	1,933	-1.1
UTILIDAD NETA MAYORITARIA	**1,267**	1,163	8.9
ACTIVO TOTAL	**8,733**	8,221	6.2
PASIVO TOTAL	**1,840**	2,052	-10.3
CAPITAL CONTABLE MAYORITARIO	**6,890**	6,164	11.8
UTILIDAD POR ACCION (Pesos)	**1.69**	1.55	8.9
FLUJO DE EFECTIVO DE OPERACION POR ACCION (Pesos)	**2.96**	2.97	-0.4
PRECIO POR ACCION AL CIERRE (Pesos Nominales)	**17.00**	13.50	25.9
DIVIDENDO EN EFECTIVO POR ACCION (Fracción de Peso Nominal)	**0.75**	0.50	50.0
ACCIONES PROMEDIO EN CIRCULACION (Millones)	**750**	749	0.1
INVERSIONES EN INFRAESTRUCTURA	**566**	453	24.9

Ventas Netas


7,337
8,067
9,031
9,828
9,761
1998
1999
2000
2001
2002

Utilidades


995
1,294
973
1,419
1,075
1,819
1,163
1,933
1,267
1,911
1998
1999
2000
2001
2002
Neta Mayoritaria
De Operación

Activo Total


6,251
6,686
7,443
8,221
8,733
1998
1999
2000
2001
2002

Pasivo Total


1,444
1,087
2,037
2,052
1,840
1998
1999
2000
2001
2002

Flujo de Efectivo de Operación


1,566
1,674
2,097
2,227
2,219
1998
1999
2000
2001
2002

Capital Contable Mayoritario


4,804
5,597
5,401
6,164
6,890
1998
1999
2000
2001
2002

Nota: Con fines comparativos, las cifras de los ejercicios de los años 1998 al 2000 reflejan los efectos de la desincorporación de la División Ingenios Azucareros, derivado de lo mencionado en la Nota 6 de los Estados Financieros Dictaminados


Coca-Cola
MR

Compartimos esfuerzos con la Compañía Coca-Cola para consolidar nuestra marca básica.

Tepatitlán, Jalisco.

Mensaje del Presidente del Consejo



Cynthia H. Grossman
Presidente del Consejo de Administración

Muy estimados Accionistas:

2002 se caracterizó como un año en donde la tradición se dio cita con el mañana.

Aun cuando las reglas del juego, en nuestra industria y en nuestro país, han cambiado dramáticamente y por ello debamos acercarnos a nuestro futuro con una perspectiva más global y con mayor determinación para lograr nuestras metas y objetivos de negocio, no podemos ni debemos de olvidar la base fundamental con que esta compañía fue formada, porque es precisamente aquí en donde radica la fuente de nuestra cultura y fortaleza.

Para estar enterados y totalmente conscientes de los inesperados desafíos en los años por venir, seguiremos preparándonos a nivel personal y en nuestra empresa, con el propósito de enfrentar ágilmente la volátil estructura del ámbito corporativo.

Hemos enfocado toda nuestra energía y recursos en fortalecer nuestra estabilidad financiera actual, satisfaciendo, más allá del estándar, las necesidades de nuestros clientes y consumidores. Seguiremos administrando nuestra compañía con absoluto apego a la integridad, imprimiendo nuestro máximo esfuerzo para la consecución de la excelencia en todos los aspectos.

Con especial énfasis queremos reconocer, entre los factores de éxito de Grupo Continental, el profesional apoyo que recibimos de The Coca-Cola Company y la cordial relación de negocios que hemos sostenido por 39 años. Durante este tiempo, hemos cultivado un ambiente de confianza, soporte y continuo crecimiento, compartiendo el compromiso y la visión de capitalizar las oportunidades que nos permitan servir mejor a nuestro mercado.


Coca-Cola


Regional Science Fair
Coca-Cola





Villa de Arriaga, S.L.P.

Dentro del territorio del Grupo, el consumo anual per cápita fue de 669 botellas unidad.

Bajo esta perspectiva, puedo informarles que, en el año 2002, en Grupo Continental pudimos lograr los destacados resultados que a continuación describo:

- La Utilidad de Operación alcanzó 1,911 millones de pesos, representando un 19.6% de las ventas netas.

- La Utilidad Neta Mayoritaria aumentó 8.9%, llegando a 1,267 millones de pesos.

- El Flujo de Operación fue de 2,219 millones de pesos, teniendo un margen de 22.7% sobre ventas netas.

- El Retorno sobre el Capital Invertido fue del 19.1%.

- La Deuda Neta con Costo, una vez más, fue igual a Cero.

Estas cifras reflejan la solidez financiera que permitió al Grupo pagar dividendos a sus accionistas por la cantidad de 563 millones de pesos, 50% más que en 2001.

Es importante citar que la acción de Grupo Continental es parte de la muestra de emisoras que conforman el Indice de Precios y Cotizaciones de la Bolsa Mexicana de Valores, ocupando, en el año 2002, la décima posición en función a su excelente nivel de rendimiento, que fue de 25.9%.

Cabe mencionar que la acción del Grupo ha tenido un formidable comportamiento en el largo plazo, hecho que la consolida como una inversión patrimonial. El rendimiento anual compuesto en dólares de la acción en los últimos 10 años fue de 13.4%, y en los últimos 2 años ha sido de un 22.5%.

Sabemos que para lograr resultados como los informados y aspirar a superarlos, debemos de tener la flexibilidad y capacidad de dirigir oportunamente, y con decisión, nuestros esfuerzos para obtener un alto desempeño perdurable en las nuevas realidades de la industria en la que participamos.

Como Grupo Embotellador, tenemos la responsabilidad de anticiparnos a las demandas del mercado, con productos y empaques que ampliamente satisfagan las necesidades y expectativas de los clientes y consumidores. Nuestro reto es mantener una alta rentabilidad y exigir una absoluta claridad de acción y propósito en los aspectos estratégicos y operativos de nuestra empresa.

Esta visión de negocio implica el tener fortaleza financiera; practicar competencia leal en el mercado; ser ciudadanos responsables; favorecer la conservación del medio ambiente; administrar con transparencia; vivir la cultura empresarial dentro de un ambiente armonioso; y reafirmar nuestro compromiso con la calidad y la excelencia en nuestros productos y en el servicio.


Disfruta
Coca-Cola
MR
Torreón, Coahuila.
¡ Gracias
por permitirnos Servirles !

Apoyados por la incondicional entrega a sus labores de nuestro equipo de Ejecutivos y Colaboradores, Grupo Continental cuenta con una estructura sólida que puede capitalizar las áreas de oportunidad que se presenten, lo cual haremos, siempre y cuando éstas reúnan los requisitos acordes con nuestro criterio operacional.

El año 2002 ha traído consigo un cambio generacional en nuestra organización; por ello queremos reconocer, muy especialmente, el temperamento y carácter de los hombres que lealmente contribuyeron con nuestro Líder Fundador en la construcción de este Grupo, orgulloso depositario de su talento y energía. A los señores Consejeros y Ejecutivos, que nos acompañaron y guiaron desde los primeros pasos, y que han cumplido con todo mérito su ciclo de participación en nuestro Grupo, hacemos patente nuestro más profundo agradecimiento, deseándoles todo bienestar y éxito en esta nueva etapa de su vida.

A nuestros Consumidores y a las Comunidades que atendemos, damos nuestras sinceras gracias por permitirnos servirles, asegurándoles que nos dedicaremos, siempre, a ser merecedores de su preferencia.

Para nuestros Clientes y Proveedores, expresamos un sentimiento de gratitud, reconociendo, a la vez, su alto nivel de profesionalismo que transmiten en las relaciones comerciales que sostenemos.

A nuestros Ejecutivos y Colaboradores, les ratificamos nuestro más amplio agradecimiento por su apego a nuestra cultura, que es en donde se redobla el esfuerzo ante situaciones difíciles. Su lealtad y capacidad para atender los más exigentes estándares establecidos al desempeñarse en sus actividades diarias, han fortalecido notablemente a este Grupo, por lo cual nos sentimos mucho muy afortunados.

Para nuestro honorable Consejo, reafirmamos nuestro reconocimiento a su invaluable apoyo y consideración en la gobernanza de esta importante empresa Mexicana. Apreciamos infinitamente su acertada participación durante este año.

Los que laboramos en Grupo Continental, nos comprometemos a seguir creando el futuro de esta empresa con integridad, respetando y honrando la confianza con que se nos distingue.

Muy cordialmente,



Cynthia H. Grossman
Presidente del Consejo de Administración


CINEPOLIS
Coca-Cola
MR
302
Coca-Cola

Volumen de Ventas
343 millones de cajas unidad.

Aguascalientes, Ags.

Informe del Presidente Ejecutivo



Marcos Aguilar Romo
Presidente Ejecutivo
y Director General

Muy estimados Amigos:

En la industria de bebidas en México, el año 2002 será recordado por las consolidaciones de las marcas principales, así como por el inicio del desarrollo de marcas de bajo precio.

Ante un entorno global y nacional con variables económicas, políticas y sociales complejas además de inciertas y un mercado más competido, todo lo cual restringe los niveles de crecimiento obtenidos en el pasado, dentro de un plano de integridad y alto desempeño, las estrategias en nuestro Grupo las hemos enfocado como sigue:

- Maximizar la diferenciación.
- Capitalizar economías de escala.
- Diversificación de marcas y empaques.
- Cuidado especial en los costos y gastos.
- Atención especial a los clientes y...
- Asegurar la permanencia de la empresa en el largo plazo.

Gracias a la implementación de las estrategias mencionadas fue que en el año 2002 alcanzamos un volumen de ventas, incluyendo bonificaciones y muestreos, de 343 millones de cajas unidad, 2.8% más que en el 2001, logrando con ello mantener uno de los mejores consumos per cápita del mundo, con 669 botellas unidad de productos de The Coca-Cola Company.

Entre las principales actividades que impulsaron el logro de los resultados antes descritos, podemos mencionar la introducción de nuevas marcas, empaques y presentaciones de otras categorías de bebidas además de refrescos, tales como:


Coca-Cola
MoviStar
Telefónica
Alineación total con
el portafolio de marcas y productos
de la Compañía Coca-Cola.
Guadalajara, Jalisco.

- Powerade, bebida deportiva en cuatro sabores y empaque PET de 591 mililitros.
- Mickey Aventuras, leche en tres sabores y empaque Tetrapack de 236 mililitros, así como jugo de la misma marca en cuatro sabores en empaque PET de 237 mililitros.
- Nestea, té en empaque PET de 400 mililitros.
- Beat, refresco cítrico en lata de 355 mililitros y botella PET de 600 mililitros.
- Lift, refresco de manzana verde en lata de 355 mililitros y botella PET de 600 mililitros.
- Botella PET de 1 litro para Coca-Cola y Coca-Cola Light.
- Empaque PET de 2.5 litros para Coca-Cola.

Además, instalamos más de 13,000 nuevos equipos de enfriamiento que incluyen refrigeradores, equipos "fountain" y máquinas "vending"; implementamos 8 campañas promocionales dirigidas a fomentar la lealtad de nuestros clientes y consumidores, así como 6 eventos para reforzamiento de imagen de marca.

Las inversiones en infraestructura realizadas por nuestro Grupo durante el año 2002, nuevamente fueron efectuadas con recursos generados por el flujo de operación y ascendieron a 566 millones de pesos, 25% más que en el año 2001.

Dichos recursos principalmente se aplicaron a la modernización y ampliación de líneas de embotellado, equipos de refrigeración, vehículos de diferentes características para la flotilla de distribución, carrocerías, vehículos de servicio, montacargas, terrenos, construcción de nuevos centros de producción y distribución, infraestructura de cómputo y servidores de redes.

Con relación al indicador de participación en el mercado de bebidas no alcohólicas listas para tomar, determinado ahora con la confiable herramienta "NCCT" de validez internacional, éste muestra que la posición del Grupo alcanzó un 35.6%, dentro de un mercado agitado por el surgimiento de diversas y nuevas categorías de bebidas listas para tomar y participación de nuevos competidores.

El mensaje al interior de nuestro negocio es muy claro, han llegado los tiempos de revitalización para entender y atender las nuevas reglas en el mercado dictadas por los consumidores, de volver a lo básico, de actuar con estricto apego a nuestra cultura de excelencia y aprovechar al máximo nuestro sistema de calidad integral para simplificar los procesos y hacer más eficiente y rentable el esfuerzo.

Estamos ciertos de que en el corto plazo resultará fortalecida nuestra posición en el mercado de bebidas no alcohólicas listas para tomar, acrecentando la preferencia de los clientes y consumidores por nuestros productos, con base en los siguientes factores clave:

- La alineación total que tenemos con el portafolio de marcas y productos de la Compañía Coca-Cola, apoyados con la nueva y atractiva campaña publicitaria y de promoción para el año 2003.


Ciel
Un año más
cumpliendo consistentemente
con nuestra Promesa de Servicio.
Durango, Dgo.

- Las estrategias operativas ya enunciadas, las alianzas con nuestros proveedores, además de la adecuación que estamos haciendo en nuestra estructura de organización para flexibilizar y agilizar la atención al mercado.

Nuestra meta a mediano plazo, para el año 2006, es que 2 de cada 5 bebidas no alcohólicas listas para tomar, vendidas dentro del territorio en que operamos, sean nuestras.

Como hecho relevante y marco del profundo agradecimiento a nuestro Consejo de Administración, al profesional equipo de Ejecutivos y Colaboradores, así como a nuestros Proveedores, quienes contribuyeron a un año más de exitosos resultados, y muy especialmente a nuestros Clientes y Consumidores que nos favorecieron con su lealtad y preferencia, podemos destacar lo siguiente:

En edición especial reciente, con base en los ingresos reportados en el año 2001, la prestigiada revista internacional "Beverage World" destacó a Grupo Continental en el décimo sitio de la escala mundial de embotelladores líderes, siendo en consecuencia el séptimo Grupo Embotellador de Coca-Cola dentro de ese mismo rubro.

Lo antes mencionado es evidencia clara de que hemos sabido cumplir consistentemente con nuestra promesa de brindar el mejor esfuerzo para asegurar el servicio al Cliente y la satisfacción del Consumidor.

Muy atentamente,



Marcos Aguilar Romo
Presidente Ejecutivo
y Director General


Grupo
CONTINENTAL

Oficinas Corporativas, Tampico, Tamaulipas, México.

Grupo Continental

Es una empresa total de bebidas dedicada a la elaboración, venta y distribución de productos principalmente de marcas que son propiedad de la Compañía Coca-Cola.

La Cultura del Grupo está orientada a la consecución de la excelencia.

Visión

Ser una empresa de alto desempeño.

Misión

Asegurar el servicio al cliente y la satisfacción del consumidor.

Valor

El valor esencial de la empresa es la integridad, sustentada en el respeto y la justicia.

Estrategia de Negocio

Buscar oportunidades de crecimiento rentable que aseguren la permanencia de la empresa para futuras generaciones.

Nuestra Empresa

Grupo Continental, S.A. inició actividades en 1964, bajo el liderazgo de su fundador, Don Burton E. Grossman.

Elabora, distribuye y vende, bebidas no alcohólicas listas para tomar, principalmente de marcas que son propiedad de The Coca-Cola Company, tales como: Coca-Cola, Coca-Cola Light, Fanta, Sprite, Sprite Light, Fresca, Lift, Senzao, Beat, Delaware Punch, Nestea, Powerade, Mickey Aventuras, Ciel y Ciel Mineralizada.

En el proceso de elaboración de los productos, las plantas embotelladoras del Grupo emplean azúcar refinado 100% mexicano, proveniente de Promotora Industrial Azucarera, S.A. de C.V. que tiene dos de los ingenios refinadores más productivos del país, certificados con la Norma de Calidad ISO 9002. El Grupo tiene una participación accionaria de 49% en esta empresa y junto con otros socios embotelladores de Coca-Cola consumen anualmente más de 300 mil toneladas de este edulcorante.

El trabajo perseverante de su Consejo de Administración y un experimentado equipo de Colaboradores, lleva a Grupo Continental en la actualidad, a desempeñarse como el 10° embotellador de refrescos y 7° Grupo Embotellador de Coca-Cola, más grande del mundo.

La empresa cuenta con 17 plantas embotelladoras y 73 sucursales que están ubicadas en los centros de población más importantes de los estados de Durango, Coahuila, Zacatecas, Aguascalientes, San Luis Potosí, Jalisco y Colima.

El territorio de la franquicia de Grupo Continental abarca 285 mil kilómetros cuadrados, equivalentes al 14.5% del país, donde atiende a un mercado de más de 12 millones de consumidores potenciales y abastece a una red de más de 756 mil clientes de productos de The Coca-Cola Company.

El Grupo da empleo a más de 14 mil colaboradores.

Las acciones de la empresa, se cotizan en la Bolsa Mexicana de Valores con la clave "CONTAL" y en los Estados Unidos de América, opera ADR's en el mercado "over-the-counter" con la clave "GPOCY".

La sede corporativa se encuentra en la ciudad y puerto de Tampico, Tamaulipas, México.


Grupo
CONTINENTAL
S.A.

- **285 mil** km² de franquicia
- **12 millones** de habitantes
- **756 mil** Clientes
- **17** Plantas Embotelladoras
- **73** Sucursales
- **2,149** Rutas
- **4,788** Vehículos de distribución y apoyo al mercado
- **102** Productos y Presentaciones en el Mercado
- **14 mil** Colaboradores
- **669** Per cápita en botellas unidad

Retorno sobre el Capital Invertido (%)


15.2
15
19.2
20.2
19.1
'98
'99
'00
'01
'02

Dividendos Pagados Sobre la Utilidad Mayoritaria (%)


13.5
20.4
32.4
38.5
51.1
'98
'99
'00
'01
'02

Valor en Bolsa Mexicana de Valores
(Millones de Dólares)


350.5
819.7
1,102.2
1,230.7
1992
2000
2001
2002

Rendimiento anual compuesto en Dólares en BMV
2000 - 2002: **22.5%**
1992 - 2002: **13.4%**

*Como inversión de largo plazo, en pesos mexicanos, durante los últimos 10 años el rendimiento anual compuesto de la acción **CONTAL** ha sido de **27.8%**, representando en esos mismos términos: **2.1 veces** el rendimiento de la Bolsa Mexicana de Valores; **2.2 veces** respecto a la paridad peso-dólar; y **1.8 veces** el índice de inflación en México.*

Volumen Total de Ventas



246
272
312
334
343
'98
'99
'00
'01
'02

El Volumen Total de Ventas alcanzó 343 millones de cajas unidad.

Nuestro Volumen de Ventas representa 17.1% de las ventas de productos de The Coca-Cola Company en México.

Región Occidente

Franquicias

Oficinas Corporativas

Tampico

Mezcla de Ventas por Empaque

(Refrescos + Agua Embotellada)



Personales
58.2%
Familiar
41.8%



No retornables
41.5%
Retornables
58.5%

Nuestra meta para el año 2006: vender en nuestro territorio 2 de cada 5 bebidas no alcohólicas listas para tomar.


Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
2.8% de Crecimiento
en Volumen Total de Ventas.
Zapopan, Jalisco.

Resultados Operacionales

Grupo Continental ha adoptado una herramienta que cuenta con reconocimiento internacional, la cual es empleada para medir la actitud y comportamiento de los consumidores respecto a las diferentes categorías de bebidas, misma que es conocida por sus siglas en inglés como "NCCT" (New Continuous Consumer Tracking).

Con esta metodología, han sido valoradas las diferentes categorías de bebidas no alcohólicas listas para tomar en las que participa la empresa.

Los resultados que se describen a continuación, confirman la solidez del Grupo y sobre todo el amplio horizonte de crecimiento futuro.

Volumen Total de Ventas
Millones de cajas unidad



- Colas **201**
- Sabores **58**
- Agua garrafón **71**
- Agua embotellada **11**
- Nuevas categorías **2**

Volumen y Participación de Mercado

Todas las Categorías

El año 2002 se caracterizó por un entorno complejo en el que múltiples variables incidieron, entre éstas, una economía deprimida, surgimiento de nuevos participantes y productos en el mercado de bebidas y un atípico ciclo climático afectado por lluvia y bajas temperaturas.

No obstante dichas condiciones y gracias a las estrategias operativas desplegadas por el Grupo en todos sus territorios, así como al apoyo recibido de parte de la Compañía Coca-Cola, el volumen total de ventas alcanzó 343.3 millones de cajas unidad, lo que representó un incremento de 2.8% respecto al año precedente.

Con este volumen, el consumo anual per cápita de los productos vendidos por el Grupo llegó a 669 botellas unidad, 182 superior al per cápita nacional de productos de The Coca-Cola Company, que continúa siendo el más alto del mundo.

La participación de la empresa en el mercado total de bebidas no alcohólicas listas para tomar, calculada con la metodología "NCCT", se ubicó en un 35.6%. La meta para el año 2006 es que, en los territorios del Grupo, de cada 5 bebidas no alcohólicas listas para tomar, dos sean vendidas por sus embotelladoras.

Participación en el Mercado de Bebidas no Alcohólicas listas para tomar


41.8%
35.7%
26.8%
22.5%
8.6%
0.2%
Agua Envasada
Refrescos
Otras Categorías

- Mercado Total
- Grupo Continental

Refrescos

Del volumen total logrado, los refrescos representaron 258.8 millones de cajas unidad, alcanzando un per cápita de 504 botellas unidad.


INSPECTOR
ALEXUS
PURE AQUA
DECAPSULADOR
DE GARRAFON
DECAP-20
CARGADOR
DE RACKS
CARGO RACK 20
Ciel

Crecimiento superior al 20% de Agua Ciel en garrafón.

Durango, Dgo.

A este volumen, el segmento de colas aportó 200.9 millones de cajas unidad y el de sabores 57.9 millones, teniendo un consumo per cápita de 391 y 113 botellas unidad respectivamente, incluyendo el nuevo refresco Beat y el sabor adicional de Lift, Manzana Verde.

La participación de la categoría de refrescos en el mercado total de bebidas no alcohólicas listas para tomar, fue de 26.8%.

Agua Envasada

Esta categoría representó 82.5 millones de cajas unidad del volumen total de ventas, con una participación en el mercado total de bebidas no alcohólicas listas para tomar de 8.6% y un consumo per cápita de 161 botellas unidad, mostrando un crecimiento de 16.0% con relación al año anterior.

El segmento de Agua Mineralizada aportó 3.7 millones de cajas unidad al volumen total y el Agua Purificada Ciel en tamaños personales contribuyó con 7.8 millones de cajas unidad.

El agua Ciel en garrafón de 20 litros aportó 71.0 millones de cajas unidad, que son 20.1 millones de garrafones, teniendo un crecimiento superior al 20%. Este desempeño, estuvo impulsado por la ampliación de la cobertura en los territorios en donde el Grupo opera, tales como la zona metropolitana de Guadalajara, San Luis Potosí y Tecomán, así como por el inicio de nuevas operaciones en Durango, Durango y Tepatitlán, Jalisco.

Otras Categorías

La empresa, empeñada en encontrar y capturar oportunidades de crecimiento, lanzó en los territorios en donde opera, nuevos productos de otras categorías de bebidas que representaron 2.0 millones de cajas unidad y un consumo per cápita de 4 botellas unidad, alcanzando una participación en el mercado total de bebidas no alcohólicas listas para tomar de 0.2%.

Volumen de Ventas por Canal

No incluye agua en garrafón



- Abarrotes y Misceláneas **69.6%**
- Restaurantes y Fondas **10.2%**
- Tiendas de Conveniencia y Farmacias **6.6%**
- Bares **4.1%**
- Supermercados **1.3%**
- Escuelas **0.8%**
- Industrias y Oficinas **0.9%**
- Otros **6.5%**

Porcentaje de Absorción de la categoría de agua en el Volumen Total de Ventas de Bebidas del Grupo


5.7
11.7
17.8
21.4
24.0
'98
'99
'00
'01
'02


Aventuras
Aventuras
Chocolate
NESTEA
Té Helado



Coca-Cola
Senzao
Guaraná
Aventuras
Fresa
Sprite
Chocolate
Nestea
Té Helado
Ciel
mineralizada
Coca-Cola
Manzana Lift
Nuevo Sabor Manzana Verde
Naranja
Fanta
Powerade
Delaware Punch
Coca-Cola light
Ofrecemos una combinación
de más de 100 productos,
empaques y presentaciones.

EL SERVICIO, BASE DE NUESTRA ESTRATEGIA

Grupo Continental llega a todos los rincones de su territorio, teniendo como premisa fundamental de desempeño, asegurar el servicio al cliente y la satisfacción del consumidor.

Es por lo anterior que, en el año 2002, el Grupo amplió su portafolio de marcas de productos de la Compañía Coca-Cola, destacando como piezas estratégicas de cobertura territorial, las introducciones del refresco Beat, las de bebidas infantiles de leche saborizada y de jugos Mickey Aventuras, así como las de la bebida deportiva Powerade y el producto de té helado Nestea.

Atendiendo las preferencias de los consumidores, adicionalmente se introdujeron al mercado el nuevo sabor Manzana Verde del refresco Lift, así como los nuevos empaques de plástico no retornable de 1 litro para los refrescos Coca-Cola y Coca-Cola Light y de 2.5 litros para Coca-Cola.

Fue así que, en los territorios de sus 17 plantas embotelladoras, el Grupo implementó un total de 328 eventos de lanzamiento relacionados con los nuevos productos y empaques, incluyendo 2 de Agua Ciel en garrafón. Al cierre del año 2002, la combinación de productos, empaques y presentaciones que la empresa ofreció a sus clientes y consumidores alcanzó el número de 102.

Además llevó a cabo 14 atractivas campañas publicitarias:

- 8 enfocadas principalmente a consumidores, entre las que destacan "Refresca tu belleza", "OBDC a tu oído", "Tu mejor lugar en el mundial", "Gol Coca-Cola Gana" y "Buzón de los deseos".
- Las restantes 6 campañas, fueron eventos de imagen de marca figurando entre estos, la "V Copa Coca-Cola", " PLaNeta Sprite", "Rockola Coca-Cola" y "La Caravana Navideña".

El Programa de Mercadotecnia por Canal fomenta el consumo de productos en el punto de venta y apoya a los clientes con asesoría, capacitación, equipo y actividades de mercadeo diseñadas para su específico segmento de mercado. Durante el año 2002, en este programa participaron 48,298 clientes de Abarrotes, 6,232 de Fondas y 3,094 de Escuelas, que significan un total de 57,624 clientes; 8,353 más que en 2001.


Coca-Cola
disfrútala aquí
TEPEYAC

Tepatitlán, Jalisco.

Eventos de Lanzamientos


140
70
84
76
305
328
'97
'98
'99
'00
'01
'02


Coca-Cola

Tecomán, Colima.


Chico Mediano Grande Jumbo
$ 19.00 $ 22.00 $ 25.00 $ 28.00
Chico Mediano Grande Jumbo
$ 28.00
Chocolates
Coca-Cola
Cinépolis
LA CAPITAL DEL CINE

San Luis Potosí, S.L.P.

13 mil Nuevos Equipos de Enfriamiento.

La Empresa puso especial atención en apoyar las necesidades particulares de sus clientes y de sus consumidores, a través de la instalación de más de 13 mil nuevos equipos de enfriamiento, incluyendo refrigeradores, equipos "fountain" y máquinas "vending" expendedoras de refrescos, sumando con ello 130,720 unidades desplegadas en el mercado.


Coca-Cola
Coca-Cola

En 2002, la Empresa creó 93 nuevas rutas de ventas para refrescos y agua Ciel en garrafón. La red de servicio del Grupo está conformada por más de 756 mil leales clientes, que son apoyados a través de 2,149 rutas de ventas, cuya misión es asegurar el servicio al cliente y la satisfacción de los consumidores.

Los 539 mil clientes consumidores de Agua Ciel en garrafón, 107 mil más que en 2001, reciben atención personalizada y servicio confiable a través de la operación de 446 rutas de ventas.

Como hecho relevante, cabe destacar que con base en sus extraordinarios resultados y rápido crecimiento dentro de la zona metropolitana de Guadalajara, Jalisco, la operación de agua Ciel en garrafón del Grupo recibió el Galardón a la Mercadotecnia 2002, de parte de la prestigiada Asociación de Dirigentes de Empresas y Mercadotecnia de Guadalajara, A. C.

A poco menos de 5 años de su lanzamiento dentro de esta zona, Ciel garrafón de 20 litros ha logrado colocarse en el primer lugar del servicio contratado al hogar, atendiendo a más de 370 mil clientes, con ventas anualizadas de 17 millones de garrafones.


2002

Galardón a Ciel.


Agua Ciel
en garrafón
1er. Lugar
del servicio
contratado
al hogar
en la zona
metropolitana
de Guadalajara, Jalisco.
FC-01 PEDIDOS: 630-22-90
ciel
ciel
AGUA EN EQUILIBRIO CONTIGO.

Guadalajara, Jalisco.


NO RETORNABLE
Coca-Cola
NO RETORNABLE
Coca-Cola
NO RETORNABLE
Coca-Cola
NO RETORNABLE
Coca-Cola

566 millones de pesos Invertidos en Infraestructura y Equipamiento

Tecomán, Colima

FORTALECIMIENTO DE LA INFRAESTRUCTURA

Para apoyar sus operaciones y crecimiento futuro, en el año 2002 el Grupo invirtió 566 millones de pesos en infraestructura y equipamiento, destacando especialmente los siguientes rubros:

Construcciones realizadas.

- Oficinas generales de Embotelladora de Tecomán, en Tecomán, Colima.
- Almacén para azúcar en Embotelladora La Favorita, en Guadalajara, Jalisco.
- Estacionamiento para vehículos de rutas de ventas en Embotelladora Las Trojes, en Aguascalientes, Aguascalientes.

Construcciones en proceso, para concluirse en el primer semestre de 2003.

- Centro de Producción en Aguascalientes, Aguascalientes.
- Centro de Distribución en Manzanillo, Colima.
- Centro de Distribución en Río Verde, San Luis Potosí.
- Ampliación y remodelación de las Oficinas Corporativas en Tampico, Tamaulipas.

Equipamiento de plantas.

- Líneas de embotellado PET en Embotelladora San Luis y en Embotelladora Aguascalientes.
- Instalación de inspectores electrónicos de envase en líneas de embotellado de productos retornables de 10 diferentes plantas.
- Inicio del proyecto de instalación de sistema de tratamiento de agua y una línea de embotellado de Agua Ciel de 20 litros en Embotelladora Los Altos, en Tepatitlán, Jalisco.

Vehículos de distribución y apoyo al mercado.

- Adquisición de 414 vehículos para fortalecer y modernizar la flotilla de distribución y apoyo al mercado, que alcanzó el número de 4,788 unidades al cierre de 2002.



Aguascalientes, Ags.

Inversión en Infraestructura

Millones de pesos actualizados al 31 de Diciembre de 2002


309
360
395
453
566
'98
'99
'00
'01
'02


KRONES
Checkmat

Guadalajara, Jalisco.

Vehículos


3,502
3,735
4,058
4,453
4,701
4,788
'97
'98
'99
'00
'01
'02


Coca-Cola

Tepatitlán, Jalisco.


Coca-Cola ... Vívela
Coca-Cola MR
$ 4 80
Consolidaremos
el Consumo de Nuestra
Marca Líder Coca-Cola.

Zapopan, Jalisco

VIENDO AL FUTURO

Ante un entorno cada día más competitivo, en el futuro la Empresa tendrá como estrategia básica, la máxima diferenciación mediante el servicio al cliente y atención al consumidor.

La mercadotecnia continuará siendo un aspecto de importancia relevante en las diarias labores del Grupo, que buscará consolidar el consumo de la marca líder Coca-Cola, apoyada en el cambio de imagen y la atractiva campaña publicitaria.

La innovación de nuevos tamaños será también un importante generador de volumen; en sabores y Agua Ciel habrá nuevas introducciones, además, en Agua Ciel en garrafón, se continuará ampliando la cobertura de atención a clientes consumidores. Ambos factores sustentarán el crecimiento del 2003 en estos segmentos.

La Empresa continuará incrementando el número de clientes participantes en los programas de Mercadotecnia por Canal y de Capacitación a Detallistas.

Grupo Continental seguirá fortaleciendo y a la vez flexibilizando su infraestructura, a través de la construcción de nuevos centros especializados de producción y de distribución, reconversión de centros productivos y adaptación de líneas de llenado, y establecerá nuevos sistemas de apoyo logístico para atender con efectividad las nuevas tendencias del mercado.

El cuidado del entorno ecológico y la calidad integral seguirán siendo prioridades en el diario acontecer de sus empresas. Debido a ello, habrá continuidad en los programas de Certificación de Industria Limpia, la aplicación del sistema de acopio de empaques PET y reciclado, así como el fortalecimiento del Sistema de Calidad Coca-Cola en su fase de certificación.

La estrecha y cálida relación que une al Grupo con sus Colaboradores y sus familias, seguirá fortaleciéndose en todas sus empresas, a través de programas institucionales, incluyendo la capacitación con apoyo del Centro de Desarrollo del Sistema Coca-Cola. El objetivo común seguirá siendo la integración, así como el desarrollo y crecimiento personal, en los planos familiar e institucional.

Grupo Continental continuará imprimiendo un modelo versátil de actuación que le permita operar en forma dinámica, no sólo por ahora sino para el futuro.

La empresa seguirá estando muy cerca de sus Clientes y Consumidores, de sus Colaboradores y Proveedores, así como de sus Accionistas y la Comunidad, enfocada en el compromiso de desarrollarse y fortalecerse en el diario y permanente ejercicio de consecución de la excelencia, sustentada en su valor esencial: la Integridad.



Centro de Desarrollo del Sistema Coca-Cola, A.C.


Coca-Cola
Coca-Cola
Coca-Cola
MISCELANEA LILIANA
Servimos a una red
de más de 756 mil Clientes con más
de 12 millones de Consumidores.
El Salto, Durango.

Servicio, Base de Nuestra Estrategia


Coca-Cola
Refresquería
Lupita

Villa de Arriaga, San Luis Potosí.


SUPER
LA TROPICAL
COPIAS

San Luis Potosí, S.L.P.



Yahualica, Jalisco.



Tecomán, Colima.


Flexibilizando y Adaptando
Nuestra Infraestructura acorde
a las tendencias del Mercado.
Aguascalientes, Ags.

Construyendo Nuestro Futuro


WATERWORKS

Durango, Dgo.

Aguascalientes, Ags.


CAPACIDAD 273,000 CAJAS.
PRECAUCION, VEHICULOS EN MOVIMIENTO.

Manzanillo, Colima.




Coca-Cola
Coca-Cola

Zapopan, Jalisco.


Un portafolio de Marcas,
Productos y Presentaciones
en constante Evolución.
San Luis Potosí, S.L.P.

Ampliando Nuestro Portafolio de Marcas


Coca-Cola®


¡Nuevo!
BEAT


Nuevo
Mickey
Aventuras


Refrescaté
Con todo lo bueno del té.
con el
NUEVO
NESTEA
Té Helado
Té helado


Coca-Cola
Aventuras
Fresa
Chocolate
Chocolate
Choco-Plátano
Chocolate
Coca-Cola

Zacatecas, Zac.

Misión:
Asegurar el Servicio al Cliente y la Satisfacción del Consumidor.

Nuestra Estrategia: Diferenciación


Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola

Zacatecas, Zac.



Guadalajara, Jalisco.


¿Tienes sed?
Coca-Cola
Coca-Cola

Aguascalientes, Ags.



Zapopan, Jalisco.

Consejo de Administración



Cynthia H. Grossman **Presidente del Consejo** *(1983)(2,6)*	***Stacey Sánchez Grossman*** **Consejero Suplente** *(2002)(7)*
Bruce E. Grossman **Vicepresidente del Consejo** *(1977)(2,6)*	***Brett E. Grossman*** *Consejero Suplente* *Consultor de Empresas e Inversionista Privado.* *(2001)(7)*
Marcos Aguilar Romo **Secretario del Consejo** *Presidente Ejecutivo y Director General, Grupo Continental, S.A.* *(1981)(2,7)*	***Roberto Martínez Garza*** *Consejero Suplente* *Director Jurídico, Grupo Continental, S.A.* *(1993)(7)*
Guillermo Verduzco y Sánchez Aldana **Tesorero del Consejo** *Inversionista Privado.* *(1977)(3,7)*	***Efraín Ayestarán Zambrano*** *Consejero Suplente* *Director General, Promotora Industrial Azucarera.* *(2002)(7)*
Carlos Canseco González *Inversionista Privado.* *(1977)(1,4)*	***Diego Alonso Hinojosa Aguerrevere*** *Consejero Suplente* *Empresario e Inversionista Privado* *(2002)(4)*
Harold T. Circuit *Inversionista Privado.* *(1989)(3,4)*	***Carlos Creel Cobián*** *Consejero Suplente* *Director Ejecutivo Finanzas Corporativas, Banco Santander Mexicano.* *(2002)(4)*
Lawrence R. Cowart *Consultor Externo de The Coca-Cola Company.* *(2001)(6)*	***Eduardo Arrocha Gío*** *Consejero Suplente* *Vicepresidente y Director Jurídico de Coca-Cola de México* *(2000)(6)*
José Domene Zambrano *Vicepresidente General de Operaciones, Vitro.* *(1989)(4)*	***Carlos Artolózaga Noriega*** *Consejero Suplente* *Inversionista Privado* *(2002)(4)*
Sergio Garza Treviño *Empresario e Inversionista Privado.* *(1977)(1,4)*	***Sergio Garza Trejo*** *Consejero Suplente* *Consultor de Empresas e Inversionista Privado* *(2002)(4)*
Antonio López Rodríguez *Consultor de Empresas e Inversionista Privado.* *(1977)(3,4)*	***Ana Dolores López Pariente de León*** *Consejero Suplente* *Consultor de Empresas* *(2002)(4)*
José Octavio Reyes Lagunes *Presidente de Coca-Cola América Latina.* *(1998)(1,6)*	***Martín Machinandiarena López*** *Consejero Suplente* *Presidente de Coca-Cola de México* *(1998)(6)*
Sergio Romero Roaro *Consultor de Empresas e Inversionista Privado.* *(1980)(3,4)*	***Alfonso Siliceo Aguilar*** *Consejero Suplente* *Consultor de Empresas* *(2002)(4)*
Sergio Ruiz Garza *Empresario e Inversionista Privado.* *(1977)(2,4)*	***Alberto Alejandro Ruiz Garza*** *Consejero Suplente* *Director General, Proyectos Arquitectónicos y Construcciones de Tampico* *(2002)(4)*
Luis Sottil Prieto *Inversionista Privado.* *(1984)(4)*	***Carlos Sottil Cicero*** *Consejero Suplente* *Consultor de Inversiones, Lehman Brothers* *(2002)(4)*
Jorge Antonio Tirado Del Pozzo *Vicepresidente Ejecutivo de Operaciones Grupo Continental, S.A.* *(1983)(7)*	***Pedro Manuel García Elizondo*** *Consejero Suplente* *Director General de Operaciones, Grupo Continental, S.A.* *(2002)(7)*
Ernesto L. Tinajero Benavides *Inversionista Privado.* *(1982)(1,4)*	***Ernesto L. Tinajero Flores*** *Consejero Suplente* *Empresario e Inversionista Privado* *(2002)(4)*
Carlos Valdés Govea *Vicepresidente Ejecutivo de Administración, Grupo Continental, S.A.* *(1989)(7)*	***Miguel Angel Rábago Vite*** *Consejero Suplente* *Vicepresidente Ejecutivo de Planeación y Finanzas, Grupo Continental, S.A.* *(2000)(7)*
Emilio Castillo Sánchez Mejorada *Comisario.* *Inversionista Privado*	***Carlos Garza y Rodríguez*** *Comisario Suplente* *Socio Director del Despacho de Contadores Independientes Horwath Castillo Miranda*

El Consejo de Administración de Grupo Continental, S.A. es apoyado por los comités de (1) Auditoría, (2) Finanzas y Planeación (3) Evaluación y Compensación, quienes proporcionan análisis y recomendaciones al Consejo de Administración relativas a sus áreas de competencia. El Consejo está formado por 17 Consejeros Propietarios y sus respectivos Suplentes. De los Consejeros Propietarios, 9 tienen el carácter de Independiente, así como sus Suplentes.
(4) Consejero Independiente
(5) Consejero Patrimonial Independiente
(6) Consejero Patrimonial Relacionado
(7) Consejero Relacionado

El primer dato entre paréntesis corresponde al año de inicio como miembro del Consejo de Administración de Grupo Continental, S.A.


AUDITORIUM
DR. BURTON E. GROSSMAN

De pie, izquierda a derecha: *Roberto Martínez, Sergio Ruiz, Antonio López, Carlos Sottil, Jorge Antonio Tirado, Lawrence R. Cowart, Bruce E. Grossman, Cynthia H. Grossman, Brett E. Grossman, Marcos Aguilar, Carlos Valdés, Sergio Romero, Guillermo Verduzco, Carlos Garza.*
Sentados, de izquierda a derecha: *Sergio Garza, Carlos Canseco, Harold T. Circuit, Ernesto Tinajero.*



Al cumplir su ciclo de colaboración, agradecemos su profesional contribución al éxito de Grupo Continental, S.A.



Jorge A. Tirado Del Pozzo
Consejero desde 1983



Luis Sottil Prieto
Consejero desde 1984



Carlos Valdés Govea
Consejero desde 1989

Equipo Ejecutivo



Ejecutivos Corporativos

Marcos Aguilar Romo (34)
Presidente Ejecutivo y Director General

Jorge Antonio Tirado Del Pozzo (33) Vicepresidente Ejecutivo de Operaciones	Miguel Angel Rábago Vite (26) Vicepresidente Ejecutivo de Planeación y Finanzas	Carlos Valdés Govea (28) Vicepresidente Ejecutivo de Administración
Pedro Manuel García Elizondo (32) Director General de Operaciones		
Guillermo Avalos González (30) Director General de Zona Norte	Fernando González Lasso (24) Director General de Zona Centro	Arturo Ruiz Juárez (34) Director General de Zona Occidente
Estanislao Molina Duque (30) Director de Recursos Humanos	Miguel Angel Díaz Alonso (23) Director de Finanzas	Julián Guzmán Luna (27) Director de Mercadotecnia
Fred Daniel Acosta (28) Director Contralor	Roberto Martínez Garza (28) Director Jurídico	Carlos Lobato Pérez (29) Director Técnico
Jorge A. Díaz Casillas (23) Director de Relaciones Industriales		Baldomero Ponce Cruz (24) Director de Transporte
Sergio Serrano Vázquez (22) Director de Sistemas de Información		Armando J. González Osante (29) Director de Ingeniería Civil

Directivos de Empresas

Alberto Blanco García (32) Embotelladora Guadalupe Victoria, S.A. de C.V.	Eduardo De Gorordo Moreleón (24) Embotelladora La Bufa, S.A. de C.V.	Luis Enrique Montes Castañeda (36) Embotelladora Gómez Palacio, S.A. de C.V.
Alfonso Anaya Olalde (33) Embotelladora Tangamanga, S.A. de C.V.	Enrique R. Leal Rodríguez (15) Concentrados Industriales, S.A. de C.V.	Manuel G. Atilano Santoyo (25) Embotelladora Lagunera, S.A. de C.V.
Angel Saavedra Córdova (30) Embotelladora San Luis, S.A. de C.V.	Gerardo A. Bejarano Amador (23) Embotelladora de Coahuila, S.A. de C.V.	Oscar Aguirre Valdez (23) Embotelladora de Tecomán, S.A. de C.V.
Anastacio Saucedo Ortiz (36) Embotelladora Fresnillo, S.A. de C.V.	Javier Lepe Jiménez (33) Embotelladora Ameca, S.A. de C.V.	René Lara Elizondo (25) Embotelladora La Favorita, S.A. de C.V.
Armando Orta Orrantia (28) Embotelladora Los Altos, S.A. de C.V.	Jorge Elizondo Asturias (11) Embotelladora Rioverde, S.A. de C.V.	Rigoberto S. Medina Ochoa (34) Embotelladora Aguascalientes, S.A. de C.V.
Carlos Maya Castro (28) Embotelladora Las Trojes, S.A. de C.V.	Juan L. Gutiérrez Ramírez (29) Embotelladora Zapopan, S.A. de C.V.	Victor M. Olivares Maldonado (23) Embotelladora Guadiana, S.A. de C.V.

(*) Años de experiencia en la industria



Junta Anual de Ejecutivos de las Empresas de Grupo Continental, S.A.
Tampico, Tamaulipas, 6 de Diciembre de 2002

In Memoriam



Jaime Fernando
De Brasdefer Tamayo
1930 - 2002

"Privilegiamos la Integridad
que nos permite obtener como recompensa
el respeto que proporcionamos a otros
por ser íntegros
y la justicia de ser tratados de igual manera
que tratamos a los demás"

INTERACCIONES CASA DE BOLSA

CONTAL

GRUPO CONTINENTAL, S.A.

Grupo Continental, S.A.

1T02

GRUPO CONTINENTAL, S.A.

Presentation to:

Grupo Continental

Merrill Lynch

Global Markets

Grupo Continental

COMPRA

Reporte positivo al 4T00

Vs3T99 Vs 2T00

STRICTLY PRIVATE & CONFIDENTIAL

ABN·AMRO

INTERACCIONES CASA DE BOLSA

CONTAL

GRUPO CONTINENTAL, S.A.

Scotia Inverlat

Banca de Inversión

Información Financiera

Responsabilidad Financiera de la Administración

Es responsabilidad de la administración de la empresa, la preparación de los estados financieros y toda información contenida en el presente informe. Su actividad contempla, mantener la objetividad e integridad de los registros financieros y la preparación de estados financieros de conformidad con los principios de Contabilidad generalmente aceptados en México.

La Dirección del Grupo, sostiene una adecuada estructura de control interno, a fin de proveer seguridad en los registros de todos los aspectos de sus transacciones y una rigurosa protección contra algún abuso significativo o pérdida de los activos de la empresa.

Esta estructura está sustentada en una profesional selección y entrenamiento de personal calificado, en políticas y procedimientos documentados, así como en un grupo de Auditores Internos.

Los estados financieros del Grupo, fueron auditados por el despacho independiente de Contadores Públicos Certificados de Horwath Castillo Miranda.

El perfil profesional de nuestro Comisario se resume como sigue: Es Contador Público, con experiencia en firmas dedicadas a la auditoría de estados financieros y asesor de negocios; pertenece al Instituto Mexicano de Contadores Públicos, A.C. y en consecuencia está obligado a observar la normatividad emitida por ese organismo. Cuenta con un amplio conocimiento en materia de normas de auditoría y principios de contabilidad fundamentales; participa como consejero y comisario de diversas empresas nacionales e internacionales.

Los Comisarios de Grupo Continental, S.A. son: el C.P. Emilio Castillo Sánchez Mejorada, propietario y C.P. Carlos Garza y Rodríguez, suplente. Ambos cuentan con el perfil profesional requerido, que les permite cumplir con sus obligaciones legales.

Su auditoría se efectuó conforme a normas contables aceptadas, mismas que incluyen consideración por la estructura de control interno de la empresa. Se incluye el Reporte de los Auditores Independientes.

El Consejo de Administración de Grupo Continental, S.A., actuando a través de su Comité de Auditoría, compuesto en su totalidad por miembros que no son colaboradores de la empresa, es responsable de validar que la Administración de la empresa cumpla con sus responsabilidades sobre el control financiero de las operaciones y la preparación de estados financieros.

El Comité de Auditoría sugiere al Consejo de Administración los candidatos para nombramiento de auditores independientes. Este Comité celebra reuniones regulares con la Administración de la empresa, los Auditores Internos y con los Auditores Independientes.

El Comité de Auditoría tiene pleno y libre acceso, tanto a los Auditores Independientes, como a los Auditores Internos con quienes se reúne para comentar el trabajo de auditoría, los controles internos de la empresa y asuntos relacionados con los reportes financieros.



Marcos Aguilar Romo
Presidente Ejecutivo
y Director General



Miguel Angel Rábago Vite
Vicepresidente Ejecutivo
de Planeación y Finanzas

GRUPO CONTINENTAL, S. A. y SUBSIDIARIAS

Estado de Resultados Consolidado de 1992 a 2002

(Millones de Pesos actualizados al 31 de Diciembre de 2002)

	Crecimiento Anual Compuesto				
	92 - 01	**97 - 02**	**2002**	**2001**	**2000**
	(10 Años)	**(5 Años)**			
Ventas Netas	**6.5%**	**8.8%**	9,761	9,828	9,031
Costo de Ventas			4,256	4,351	4,063
Utilidad Bruta	**7.4%**	**11.3%**	5,505	5,477	4,968
Margen bruto			*56.4%*	*55.7%*	*55.0%*
Gastos de Operación			3,594	3,544	3,149
Porcentaje respecto a Ventas Netas			*36.8%*	*36.0%*	*34.9%*
Utilidad de Operación	**12.9%**	**13.7%**	1,911	1,933	1,819
Margen de Operación			*19.6%*	*19.7%*	*20.1%*
Costo Integral de Financiamiento			-117	-47	-83
Otros Ingresos, Neto			22	36	32
Utilidad antes de ISR y PTU	**13.6%**	**14.7%**	2,050	2,016	1,934
ISR y PTU			893	966	920
Participación en Asociadas			108	85	65
Partida Discontinua			0	-28	0
Utilidad Neta Consolidada			1,265	1,163	1,079
Utilidad Neta Minoritaria			-2	0	4
Utilidad Neta Mayoritaria	**12.8%**	**10.9%**	1,267	1,163	1,075
Margen de Utilidad Neta Mayoritaria			*13.0%*	*11.8%*	*11.9%*

Una década de excelente Desempeño Financiero

1999	1998	1997	1996	1995	1994	1993	1992
							(Base)
8,067	7,337	6,402	5,947	6,243	6,464	5,850	5,214
3,868	3,601	3,182	3,004	3,109	3,149	2,703	2,507
4,199	3,736	3,220	2,943	3,134	3,315	3,147	2,707
52.1%	*50.9%*	*50.3%*	*49.5%*	*50.2%*	*51.3%*	*53.8%*	*51.9%*
2,780	2,442	2,214	2,126	2,339	2,803	2,422	2,138
34.5%	*33.3%*	*34.6%*	*35.7%*	*37.5%*	*43.4%*	*41.4%*	*41.0%*
1,419	1,294	1,006	817	795	512	725	569
17.6%	*17.6%*	*15.7%*	*13.7%*	*12.7%*	*7.9%*	*12.4%*	*10.9%*
-38	-21	3	57	190	262	179	123
18	7	30	12	147	163	156	128
1,475	1,322	1,033	772	752	413	702	574
654	572	463	341	332	162	300	249
150	195	184	200	151	101	-106	5
0	-50	0	0	11	0	31	-85
971	995	754	631	560	352	265	415
-2	0	0	15	32	31	40	35
973	995	754	616	528	321	225	380
12.1%	*13.6%*	*11.8%*	*10.4%*	*8.5%*	*5.0%*	*3.8%*	*7.3%*

Utilidad de Operación



725
512
795
817
1,006
1,294
1,419
1,819
1,933
1,911
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Utilidad antes de ISR y PTU



702
413
752
772
1,033
1,322
1,475
1,934
2,016
2,050
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Utilidad Neta Mayoritaria



225
321
528
616
754
995
973
1,075
1,163
1,267
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

ESTADO DE RESULTADOS CONSOLIDADO

Millones de Pesos actualizados al 31 de Diciembre de 2002

	2002	%	2001	%
VENTAS NETAS	**9,761**	100.0	9,828	100.0
COSTO DE VENTAS	**4,256**	43.6	4,351	44.3
UTILIDAD BRUTA	**5,505**	56.4	5,477	55.7
GASTOS DE OPERACIÓN	**3,594**	36.8	3,544	36.0
UTILIDAD DE OPERACIÓN	**1,911**	19.6	1,933	19.7
COSTO INTEGRAL DE FINANCIAMIENTO	**-117**	-1.2	-47	-0.5
OTROS INGRESOS, NETO	**22**	0.2	36	0.3
UTILIDADES ANTES DE ISR Y PTU	**2,050**	21.0	2,016	20.5
ISR Y PTU	**893**	9.1	966	9.8
PARTICIPACIÓN EN ASOCIADAS	**108**	1.1	85	0.8
GANANCIA POR OPERACIÓN DISCONTINUA	**0**	0.0	28	0.3
UTILIDAD NETA CONSOLIDADA	**1,265**	13.0	1,163	11.8
UTILIDAD NETA MINORITARIA	**-2**	0.0	0	0.0
UTILIDAD NETA MAYORITARIA	**1,267**	13.0	1,163	11.8

Flujo de Efectivo Libre

Millones de Pesos actualizados al 31 de Diciembre de 2002

Flujo de Efectivo de Operación (EBITDA)		**2,219**
Menos:		
Pago de Impuestos y PTU	974	
Pago de Dividendos	583	
Adquisición de Activo Fijo	491	
Reducción de capital en PIASA	-149	
Dividendos recibidos de PIASA	-74	
Productos Financieros	-206	
Otros Ingresos, neto	-22	
Variaciones en Capital de Trabajo	89	**1,686**
Flujo de Efectivo Libre		**533**

Análisis de Resultados Financieros

El año 2002 fue de resultados sobresalientes para Grupo Continental. Obtuvimos un Margen de Operación del 19.6% y experimentamos un crecimiento del 8.9% en la Utilidad Neta Mayoritaria con relación a 2001.

El Flujo de Operación destaca la cifra significativa de 2,219 millones de pesos, es decir, 2.96 pesos por acción, prácticamente la misma cifra en términos reales que el año anterior. Asimismo, el Flujo de Efectivo Libre, alcanzó un total de 533 millones de pesos.

Ventas Netas


9,828
9,761
'01
'02

Ventas Netas

Durante el año 2002, este rubro alcanzó 9,761 millones de pesos, lo que representa una disminución inferior al 1% respecto al 2001.

El volumen de ventas total que incluye refrescos, agua en tamaños personales, otras categorías de bebidas y agua en garrafón, alcanzó 337 millones de cajas unidad, sin considerar bonificaciones y muestreos. De éstos, 254 millones de cajas unidad fueron refrescos, 11 millones agua embotellada, 1 millón de otras categorías de bebidas y 71 millones agua Ciel en garrafón.

Especial atención merece el crecimiento experimentado por la venta de agua Ciel en garrafón, ya que los 377 millones de pesos alcanzados durante el año, representan un crecimiento del 26.0% con relación a los ingresos del período anterior. Esto derivado fundamentalmente, del incremento en la cobertura de clientes en la zona metropolitana de Guadalajara, San Luis Potosí y Tecomán, así como la apertura de los mercados de Durango, Durango y Tepatitlán, Jalisco.

Costo de Ventas


4,351
4,256
'01
'02

Costo de Ventas

Durante el año 2002, el Costo de Ventas fue de 4,256 millones de pesos, equivalentes al 43.6% de las Ventas Netas. Esto representa una disminución de 0.7 puntos porcentuales con relación al año 2001. Lo anterior motivado por eficiencias obtenidas en la operación, derivadas de nuestras inversiones en infraestructura.

Gastos de Operación



3,544
3,594
'01
'02

Utilidad de Operación



1,933
1,911
'01
'02

Costo Integral de Financiamiento



'01
'02
-47
-117

Otros Ingresos, Neto



36
22
'01
'02

Gastos de Operación

Este renglón totalizó 3,594 millones de pesos en el año 2002, debido principalmente al incremento de gastos de venta y depreciaciones y amortizaciones, compensado parcialmente por una disminución en gastos generales, lo que representa un 36.8% de las Ventas Netas y un aumento de 0.8 puntos porcentuales respecto al año anterior.

Utilidad de Operación

Ascendió a 1,911 millones de pesos; un 19.6% de las Ventas Netas, que comparado con el ejercicio anterior, muestra una ligera disminución de 0.1 puntos porcentuales.

Costo Integral de Financiamiento

En el año 2002, resultó una utilidad de 117 millones de pesos. Esta cifra representa un incremento del 148.9% con respecto a 2001 y se debe fundamentalmente, a la utilidad cambiaria generada por la reserva estratégica en dólares de la compañía.

Otros Ingresos, neto

En el año 2002, este rubro alcanzó 22 millones de pesos, lo que representa un 0.2% de las Ventas Netas; 0.1 puntos porcentuales menos que el año anterior.

Impuesto Sobre la Renta y Participación de los Trabajadores en las Utilidades. (ISR y PTU)

En el año 2002, esta partida totalizó 893 millones de pesos, lo que equivale a 9.1% de las ventas netas. Las tasas de ISR y PTU vigentes al 31 de diciembre de 2002 son de 35% y 10% sobre sus respectivas bases gravables.

ISR y PTU


966
893
'01
'02

Participación en Asociadas

La participación en los resultados de nuestras compañías asociadas en el año 2002, ascendió a 108 millones de pesos, 27.1% más que los 85 millones alcanzados el año anterior. Nuestra asociada PIASA, cuya actividad es la producción y venta de azúcar, contribuyó con 100 millones de pesos a esta partida, el resto fue aportado por Industria Envasadora de Querétaro, S.A. de C.V. y Andamios Atlas, S.A de C.V.

Participación en Asociadas


85
108
'01
'02

Ganancia por Operación Discontinua

En el año 2002, nuestro Grupo no efectuó ninguna operación de este tipo.

Ganancia por Operación Discontinua


28
0
'01
'02

Utilidad Neta Mayoritaria

El 2002 arrojó 1,267 millones de pesos, que representan un margen sobre Ventas Netas del 13.0%, y un incremento de 8.9% respecto al importe obtenido el año anterior, lo que significa una Utilidad por Acción de 1.69 pesos.

Utilidad Neta Mayoritaria


1,163
1,267
'01
'02



Horwath Castillo Miranda

Asamblea de Accionistas de
Grupo Continental, S. A.

Hemos examinado el balance general consolidado de Grupo Continental, S. A. y compañías subsidiarias y el balance general individual de Grupo Continental, S. A. al 31 de diciembre de 2002 y de 2001, y los estados consolidados e individuales de resultados, de movimientos en la inversión de los accionistas y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos, con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; así mismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 6 a los estados financieros, en 2001 la Compañía redujo su participación accionaria en Promotora Industrial Azucarera, S.A. de C.V., del 57.56% al 49%, dejando de tener el control de la misma. En consecuencia, a partir de 2001 esta inversión se valuó por el método de participación.

En nuestra opinión, los estados financieros consolidados e individuales que se acompañan, presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Continental, S. A. y compañías subsidiarias y de Grupo Continental, S. A. al 31 de diciembre de 2002 y de 2001, los resultados de sus operaciones, los movimientos en la inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados.

HORWATH CASTILLO MIRANDA

C.P.C. Carlos Garza y Rodríguez

Guadalajara, Jal.,
20 de enero de 2003

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	31 de diciembre de 2002	31 de diciembre de 2001
A C T I V O		
:irculante:		
Efectivo e inversiones temporales	$ 2,335,933	$ 1,802,783
Documentos y cuentas por cobrar:		
Clientes	241,452	221,866
The Coca-Cola Company	25,984	47,500
Deudores diversos (Nota 6)	25,459	178,501
Impuestos por recuperar	17,209	85,439
Inventarios (Nota 5)	816,552	793,208
Suma el activo circulante	3,462,589	3,129,297
ıversiones en acciones (Nota 6)	811,329	787,468
ımuebles, maquinaria y equipo, neto (Nota 7)	3,775,940	3,546,766
)tros activos no circulantes, neto	683,372	757,474
	$ 8,733,230	$ 8,221,005
PASIVO E INVERSION DE LOS ACCIONISTAS		
'asivo a corto plazo:		
Proveedores (Nota 8)	$ 313,298	$ 384,314
Impuestos y otras cuentas por pagar	174,606	207,582
Impuesto sobre la renta	24,945	
Participación de los trabajadores en las utilidades	195,310	221,123
Suma el pasivo a corto plazo	708,159	813,019
'asivo a largo plazo:		
Estimación para compensaciones al personal (Nota 9)	228,371	253,842
Impuestos diferidos (Nota 12)	904,041	985,478
Contingencias y compromisos (Nota 13)		
	1,132,412	1,239,320
Suma el pasivo total	1,840,571	2,052,339
ıversión de los accionistas (Nota 10):		
Participación mayoritaria:		
Capital social	781,631	781,631
Prima en suscripción y recolocación de acciones	33,324	33,004
Insuficiencia en la actualización de la inversión de los Accionistas	(565,858)	(589,721)
Efecto acumulado de impuesto sobre la renta diferido	(941,527)	(941,527)
Resultados de ejercicios anteriores	6,315,329	5,717,150
Utilidad neta	1,267,065	1,162,994
Suma la participación mayoritaria	6,889,964	6,163,531
Participación minoritaria (Nota 11)	2,695	5,135
	6,892,659	6,168,666
	$ 8,733,230	$ 8,221,005

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	Años que terminaron el 31 de diciembre de 2002	2001
Ventas netas	$ 9,760,967	$ 9,828,409
Costo de ventas:		
Costo de ventas	4,146,338	4,241,771
Depreciaciones y amortizaciones	110,189	109,938
	4,256,527	4,351,709
Utilidad bruta	5,504,440	5,476,700
Gastos de operación:		
Venta	1,283,625	1,203,936
Publicidad y promoción	349,173	354,019
Transporte	419,948	416,985
Generales y de administración	1,343,182	1,384,614
Depreciaciones y amortizaciones	197,788	184,199
	3,593,716	3,543,753
Utilidad de operación	1,910,724	1,932,947
Costo integral de financiamiento:		
Intereses pagados	13,899	19,745
Intereses ganados	84,269	134,237
(Utilidad) pérdida en cambios, neto	(136,015)	23,432
Pérdida por posición monetaria	89,634	44,313
	(116,751)	(46,747)
Otros ingresos, neto	22,311	35,848
Utilidad antes de impuestos y participación en los resultados de asociadas	2,049,786	2,015,542
Impuesto sobre la renta (Nota 12)	693,582	738,360
Participación de los trabajadores en las utilidades	199,022	227,175
	892,604	965,535
Utilidad antes de participación en los resultados de asociadas	1,157,182	1,050,007
Participación en los resultados de compañías asociadas	107,443	85,440
Utilidad por operaciones continuas	1,264,625	1,135,447
Ganancia neta por operación discontinua (Nota 6)		27,782
Utilidad neta consolidada	$ 1,264,625	$ 1,163,229
Participación mayoritaria	$ 1,267,065	$ 1,162,994
Participación minoritaria (Nota 11)	(2,440)	235
	$ 1,264,625	$ 1,163,229
Utilidad mayoritaria básica por acción (expresada en pesos) (Nota 3-o):		
Utilidad por operaciones continuas	$ 1.69	$ 1.51
Partida discontinua		0.04
	$ 1.69	$ 1.55
Promedio ponderado de acciones en circulación (000's) (Notas 3-o y 10)	749,896	748,677

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO E INDIVIDUAL DE MOVIMIENTOS EN LA INVERSION DE LOS ACCIONISTAS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	Capital social	Prima en suscripción y recolocación de acciones	Insuficiencia en la actualización de la inversión de los accionistas	Efecto acumulado de impuesto sobre la renta diferido	Resultados de ejercicios anteriores	Utilidad neta	Total
Saldos al 31 de diciembre de 2000	$ 781,631	$ 31,418	$ (605,866)	$ (941,527)	$ 5,059,988	$ 1,075,364	$ 5,401,008
Aplicación de la utilidad de 2000					1,075,364	(1,075,364)	
Dividendos pagados					(407,175)		(407,175)
Recompra de acciones propias, neto (Nota 10)		1,586			(11,027)		(9,441)
Utilidad integral (Notas 3-l y 12)			16,145			1,162,994	1,179,139
Saldos al 31 de diciembre de 2001	781,631	33,004	(589,721)	(941,527)	5,717,150	1,162,994	6,163,531
Aplicación de la utilidad de 2001					1,162,994	(1,162,994)	
Dividendos pagados					(583,317)		(583,317)
Recolocación de acciones propias, neto (Nota 10)		320			18,502		18,822
Utilidad integral (Notas 3-l y 12)			23,863			1,267,065	1,290,928
Saldos al 31 de diciembre de 2002	$ 781,631	$ 33,324	$ (565,858)	$ (941,527)	$ 6,315,329	$ 1,267,065	$ 6,889,964

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	Años que terminaron el 31 de diciembre de	
	2002	2001
OPERACION:		
Utilidad por operaciones continuas	$ 1,264,625	$ 1,135,447
Cargos (créditos) a resultados que no requirieron efectivo:		
Participación en los resultados de compañías asociadas, neto de dividendos recibidos	(28,955)	(51,751)
Depreciaciones y amortizaciones	307,977	294,137
Provisión para compensaciones al personal	12,027	16,624
Impuestos diferidos	(42,601)	23,125
	1,513,073	1,417,582
Cambios en otras cuentas de operación:		
Documentos y cuentas por cobrar	65,382	(96,538)
Inventarios	14,691	(61,346)
Proveedores	(71,016)	(20,929)
Otros pasivos circulantes	(33,844)	(79,612)
Recursos generados por la operación antes de partida discontinua	1,488,286	1,159,157
Efectivo recibido por partida discontinua		48,126
	1,488,286	1,207,283
FINANCIAMIENTO:		
Compañía asociada (Nota 6)	157,820	(157,820)
Documentos por pagar a proveedores, neto		(28,723)
Impuesto sobre la renta por pagar a largo plazo	(51,665)	58,557
Dividendos pagados	(583,317)	(407,175)
Recursos utilizados en actividades de financiamiento	(477,162)	(535,161)
INVERSION:		
Adquisición de activos fijos, neto	491,377	376,660
Desinversión en acciones de subsidiaria (Nota 6)	(1,453)	(253,054)
(Recolocación) recompra de acciones propias, neto	(18,822)	9,441
Aumento en otros activos no circulantes, neto	6,872	19,055
Recursos utilizados en actividades de inversión	477,974	152,102
Aumento en efectivo e inversiones temporales	533,150	520,020
Efectivo e inversiones temporales al inicio del año	1,802,783	1,458,643
Menos, efectivo e inversiones temporales al inicio del año correspondiente a subsidiaria desincorporada (Nota 6)		(175,880)
Efectivo e inversiones temporales al final del año	$ 2,335,933	$ 1,802,783

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
BALANCE GENERAL
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	31 de diciembre de 2002	31 de diciembre de 2001
A C T I V O		
Circulante:		
Efectivo e inversiones temporales	$ 2,281,607	$ 1,700,048
Documentos y cuentas por cobrar:		
Promotora Industrial Azucarera, S. A. de C. V., compañía asociada (Nota 6)		157,820
Impuestos por recuperar	8,187	81,270
Deudores diversos	500	
Suma el activo circulante	2,290,294	1,939,138
Inversiones en acciones (Nota 6):		
Compañías subsidiarias	4,673,087	4,717,354
Compañías asociadas	776,975	753,136
Otras	14,151	15,103
	5,464,213	5,485,593
Crédito mercantil, neto	505,479	538,435
	$ 8,259,986	$ 7,963,166
PASIVO E INVERSION DE LOS ACCIONISTAS		
Pasivo a corto plazo:		
Cuentas por pagar a subsidiarias	$ 1,305,391	$ 1,713,109
Impuestos y cuentas por pagar	11,711	13,964
Impuesto sobre la renta	27,435	
Suma el pasivo a corto plazo	1,344,537	1,727,073
Pasivo a largo plazo:		
Impuesto sobre la renta (Nota 12)	25,485	72,562
Contingencias y compromisos (Nota 13)		
Suma el pasivo total	1,370,022	1,799,635
Inversión de los accionistas (Nota 10):		
Capital social	781,631	781,631
Prima en suscripción y recolocación de acciones	33,324	33,004
Insuficiencia en la actualización de la inversión de los accionistas	(565,858)	(589,721)
Efecto acumulado de impuesto sobre la renta diferido	(941,527)	(941,527)
Resultados de ejercicios anteriores	6,315,329	5,717,150
Utilidad neta	1,267,065	1,162,994
	6,889,964	6,163,531
	$ 8,259,986	$ 7,963,166

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE RESULTADOS
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	Años que terminaron el 31 de diciembre de	
	2002	2001
Ingresos por comisiones y mediaciones	$ 56,614	$ 8,406
Gastos de operación:		
Generales y de administración	32,627	41,204
Amortización del crédito mercantil	32,705	32,845
	65,332	74,049
Costo integral de financiamiento:		
Intereses pagados	282,511	508,653
Intereses ganados	223,086	365,292
(Utilidad) pérdida en cambios, neto	(136,155)	25,127
Pérdida (ganancia) por posición monetaria	38,449	(5,258)
	(38,281)	163,230
Otros ingresos, neto	1,640	971
Utilidad (pérdida) antes de impuesto sobre la renta y participación en los resultados de subsidiarias y asociadas	31,203	(227,902)
Impuesto sobre la renta, neto (Nota 12)	40,902	(9,523)
Pérdida antes de participación en los resultados de subsidiarias y asociadas	9,699	218,379
Participación en los resultados de subsidiarias y asociadas	1,276,764	1,353,591
Utilidad por operaciones continuas	1,267,065	1,135,212
Ganancia neta por operación discontinua (Nota 6)		27,782
Utilidad neta	$ 1,267,065	$ 1,162,994

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A.
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002

	Años que terminaron el 31 de diciembre de 2002	2001
OPERACION:		
Utilidad por operaciones continuas	$ 1,267,065	$ 1,135,212
Cargos (créditos) a resultados que no requirieron efectivo:		
Participación en los resultados de subsidiarias y asociadas, neto de dividendos recibidos en efectivo por $ 1,344,685		(8,906)
Amortización del crédito mercantil	32,705	32,845
	1,299,770	1,159,151
Cambios en otras cuentas de operación:		
Compañías subsidiarias	(407,718)	(434,242)
Otros activos y pasivos circulantes, neto	97,765	(5,705)
Recursos generados por la operación antes de partida discontinua	989,817	719,204
Efectivo recibido por partida discontinua		48,126
	989,817	767,330
FINANCIAMIENTO:		
Compañía asociada (Nota 6)	157,820	(157,820)
Dividendos recibidos de subsidiarias y asociadas en exceso a su participación en los resultados	44,041	
Dividendos pagados	(583,317)	(407,175)
Impuesto sobre la renta por pagar a largo plazo	(47,077)	16,930
Recursos utilizados en actividades de financiamiento	(428,533)	(548,065)
INVERSION:		
Desinversión en acciones de subsidiarias	(1,453)	(276,730)
(Recolocación) recompra de acciones propias, neto	(18,822)	9,441
Recursos provenientes de actividades de inversión	(20,275)	(267,289)
Aumento en efectivo e inversiones temporales	581,559	486,554
Efectivo e inversiones temporales al inicio del año	1,700,048	1,213,494
Efectivo e inversiones temporales al final del año	$ 2,281,607	$ 1,700,048

Las notas adjuntas son parte integrante de estos estados financieros

GRUPO CONTINENTAL, S. A. Y COMPAÑIAS SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS INDIVIDUALES Y CONSOLIDADOS
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
Cifras expresadas en miles de pesos de poder adquisitivo al 31 de diciembre de 2002, excepto en donde se indique

1.- ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

Los estados financieros individuales de Grupo Continental, S.A. han sido preparados para cumplir con las disposiciones legales a que está sujeta la Compañía como una entidad jurídica independiente. La evaluación de la situación financiera y de los resultados de operación de Grupo Continental, S.A. deben basarse en los estados financieros consolidados que también se presentan.

2.- BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Al 31 de diciembre de 2002, las subsidiarias de Grupo Continental, S.A. incluidas en la consolidación son las siguientes:

	% de participación
Embotelladoras	
Embotelladora Aguascalientes, S. A. de C.V.	99.99
Embotelladora Ameca, S. A. de C.V.	99.99
Embotelladora de Coahuila, S. A. de C.V.	99.99
Embotelladora Gómez Palacio, S. A. de C.V.	99.99
Embotelladora Guadiana, S. A. de C.V.	99.99
Embotelladora Guadalupe Victoria, S. A. de C.V.	99.99
Embotelladora La Favorita, S. A. de C.V.	99.99
Embotelladora La Bufa, S. A. de C.V.	99.99
Embotelladora Lagunera, S. A. de C.V.	99.99
Embotelladora Las Trojes, S. A. de C.V.	99.99
Embotelladora Los Altos, S. A. de C.V.	99.99
Embotelladora Rioverde, S. A. de C.V.	99.99
Embotelladora San Luis, S. A. de C.V.	99.99
Embotelladora Tangamanga, S. A. de C.V.	99.99
Embotelladora Fresnillo, S. A. de C.V.	99.99
Embotelladora Zapopan, S. A. de C.V.	99.99
Embotelladora de Tecomán, S.A. de C.V.	99.99

	% de participación
Otras empresas comerciales y de servicios	
Concentrados Industriales, S. A. de C.V.	99.99
Mercadotecnia de Occidente, S. A. de C.V.	99.99
Sociedad Industrial, S. A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00
Inmobiliarias	
Fomento de Aguascalientes, S. A. de C.V.	99.99
Fomento Durango, S. A. de C.V.	99.99
Fomento Mayrán, S. A. de C.V.	99.99
Fomento Potosino, S. A. de C.V.	99.99
Fomento Río Nazas, S. A. de C.V.	99.99
Fomento San Luis, S. A. de C.V.	99.99
Fomento Zacatecano, S. A. de C.V.	99.99
Grossman y Asociados, S. A. de C.V.	99.99
Inmobiliaria Favorita, S. A. de C. V.	99.99

Con efectos a partir del 1° de enero de 2002, Equipo y Material Eléctrico, S. A. de C. V. fue fusionada con Sociedad Industrial, S.A. de C. V., prevaleciendo ésta última.

3.- PRINCIPALES POLITICAS CONTABLES

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresados en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado. Al 31 de diciembre de 2002 y 2001, el efectivo e inversiones temporales incluye depósitos a corto plazo por $ 2,279,690 y $ 1,699,888, respectivamente ($ 2,277,380 y $ 1,698,679, respectivamente, en los estados financieros individuales).

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones

Las inversiones en acciones de subsidiarias y asociadas que posee la Compañía, se valúan por el método de participación para efectos de su presentación en los estados financieros individuales. Las otras inversiones en acciones se valúan al costo actualizado al cierre del ejercicio, utilizando para tal efecto un factor derivado del INPC.

e) Inmuebles, maquinaria y equipo

Los activos se registran a su costo de adquisición. Hasta 1996 los activos fijos se actualizaban de acuerdo con avalúos practicados por valuadores independientes, para reflejar su valor neto de reposición. A partir de 1997, el valor neto de reposición al 31 de diciembre de 1996 y las adquisiciones posteriores, se actualizan mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos. Véase Nota 7.

f) Costo de cajas y envases

El inventario de cajas y envases se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es capitalizado, y se incluye en otros activos no circulantes dentro del balance general consolidado y es amortizado con cargo a los gastos de publicidad y promoción con base en las vidas útiles estimadas mencionadas en el párrafo anterior. Al 31 de diciembre de 2002 y de 2001, el envase entregado a clientes por nuevas presentaciones, neto de su correspondiente amortización, ascendía a $ 10,237 y $ 11,225, respectivamente.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años. Al 31 de diciembre de 2002 y de 2001 el crédito mercantil acumulado, neto, ascendía a $ 505,479 y $ 538,435, respectivamente, y se incluye en otros activos no circulantes en el balance general consolidado.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

Grupo Continental, S.A. determina el ISR del año con base en el resultado fiscal consolidado. Véase Nota 12.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basados en cálculos actuariales. Las contribuciones a los fondos de pensiones ascendieron a $ 78.1 y $ 65.1 millones de pesos en 2002 y 2001, respectivamente.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados. Véase Nota 9.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados. Véase Nota 4.

k) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento. Durante los años que terminaron el 31 de diciembre de 2002 y de 2001, los activos monetarios excedieron a los pasivos monetarios y consecuentemente se registró una pérdida monetaria en el estado consolidado de resultados.

n) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a la Compañía. Los pagos efectuados por la Compañía por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. En 2002 y 2001 existió recompra y recolocación de acciones. Véase Nota 10.

p) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de 17 plantas embotelladoras de productos Coca-Cola, las cuales operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las plantas son iguales. También operan en igualdad de circunstancias económicas y políticas y las variables de riesgo como inflación, volatilidad de tasas de interés, índice de desempleo, estabilidad política, etc., les son aplicables a todas por igual.

Por las razones antes mencionadas, no se considera necesario presentar la información financiera por segmentos, tal como lo requiere la Norma Internacional de Contabilidad No. 14 - Información Financiera por Segmentos, ya que su objetivo está en función de la utilidad de la misma para poder evaluar los riesgos y rendimientos de la empresa tomada en su conjunto.

4.- ACTIVOS Y PASIVOS EN DOLARES

Al 31 de diciembre de 2002, las compañías tenían activos y pasivos por 141.9 y 0.8 millones de dólares, respectivamente, que se incluyen en el balance general consolidado al equivalente en moneda nacional que resultó de aplicar el tipo de cambio de 10.36 pesos por un dólar.

En los años que terminaron el 31 de diciembre de 2002 y 2001, las transacciones en dólares más importantes incluyen la adquisición de maquinaria y equipo por 5.3 y 6.5 millones de dólares, respectivamente.

Al 20 de enero de 2003, fecha de emisión de los estados financieros, el tipo de cambio fue de 10.59 pesos por un dólar.

5.- INVENTARIOS

	31 de diciembre de	
	2002	2001
Productos terminados	$ 104,806	$ 104,988
Refrigeradores	5,115	4,202
Productos en proceso	5,560	5,798
Materias primas	105,727	98,521
Almacén general	9,914	12,438
Refacciones y herramientas	102,535	101,382
Cajas y envases de refrescos	422,478	371,413
Mercancías en tránsito	59,998	94,188
Anticipos a proveedores	419	278
	$ 816,552	$ 793,208

6.- INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS

El 1° de noviembre de 2001 la Compañía vendió el 100% de las acciones de su subsidiaria Productos Industriales Potosí, S.A. de C.V. La utilidad total obtenida en la venta de esta subsidiaria, neta de impuesto sobre la renta, ascendió a $ 27,782 y se presenta en el estado de resultados consolidado e individual como partida discontinua. El estado consolidado de resultados incluye las operaciones de Productos Industriales Potosí, S.A. de C.V. por el período de diez meses que terminó el 31 de octubre de 2001.

En Asamblea General de Accionistas de Promotora Industrial Azucarera, S.A. de C.V. (PIASA), celebrada el 23 de abril de 2001, los accionistas decidieron efectuar una reducción de su capital social, cancelando 5,229,396 acciones de las 31,149,377 que representaban el total del capital social. A excepción de Grupo Continental, S.A., todos los socios de PIASA decidieron renunciar a su derecho de reembolso; en consecuencia, la Compañía redujo su tenencia accionaria del 57.56% al 49%. Este reembolso se hizo tomando como base el capital contable de PIASA al 31 de diciembre de 2000 y ascendió a $ 229,309, ($ 253,054 a pesos de poder adquisitivo al 31 de diciembre de 2002). De este importe, $ 80,000 fueron liquidados en noviembre de 2001 y $ 149,309 en noviembre de 2002. Al 31 de diciembre de 2001, este importe se incluye en el concepto de deudores diversos en el balance general consolidado. La actividad principal de PIASA y sus subsidiarias es la producción y venta de azúcar.

Como consecuencia de lo anterior, hasta el 31 de diciembre de 2000 los estados financieros consolidados de Grupo Continental, S.A. incluían los estados financieros de PIASA y, a partir de 2001, esta inversión se valúa por el método de participación.

7.- INMUEBLES, MAQUINARIA Y EQUIPO

	31 de diciembre de 2002	31 de diciembre de 2001	Depreciación anual promedio %
Edificios	$ 1,623,082	$ 1,558,687	2.4
Equipo de fábrica	2,081,160	2,007,387	6.0
Equipo anticontaminante	89,562	87,673	4.7
Equipo de transporte	1,514,626	1,499,149	6.7
Mobiliario y otros equipos	501,961	483,275	12.3
	5,810,391	5,636,171	
Depreciación acumulada	(2,858,173)	(2,739,271)	
	2,952,218	2,896,900	
Terrenos	646,735	552,246	
Obras y equipo en proceso y anticipos	176,987	97,620	
	$ 3,775,940	$ 3,546,766	

Al 31 de diciembre de 2002, el equipo de fábrica incluye costo integral de financiamiento capitalizado por $ 40,694.

8.- PROVEEDORES

Al 31 de diciembre de 2002 y de 2001, el saldo de proveedores incluye $ 134,362 y $ 148,879, respectivamente, a favor de The Coca-Cola Company, por la compra de concentrado. Estos importes son pagaderos a 30 días y devengan una tasa de interés equivalente a 2 puntos menos que la TIIE.

A esas mismas fechas se incluyen $ 72,652 y $ 104,967, respectivamente, de cuentas por pagar a compañías asociadas por compra de azúcar y productos enlatados.

9.- COMPENSACIONES AL PERSONAL

La integración del costo neto de primas de antigüedad y de los planes de pensiones mencionados en la Nota 3-i se analiza a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2002	Total 2001
Costo laboral	$ 4,173	$ 43,308	$ 47,481	$ 45,797
Costo financiero	2,041	39,983	42,024	43,692
Rendimiento de los activos del plan		(26,215)	(26,215)	(36,092)
Amortización del pasivo de transición	14	19,679	19,693	20,726
Amortización de los servicios anteriores y modificaciones al plan	52	1,170	1,222	
Amortización de las variaciones en supuestos y ajustes por experiencia	(161)	6,681	6,520	3,582
Costo neto del período	$ 6,119	$ 84,606	$ 90,725	$ 77,705

La determinación del pasivo por concepto de primas de antigüedad y pensiones se resume a continuación:

	Primas de antigüedad	Plan de pensiones	Total 2002	Total 2001
Obligación por beneficios actuales	$ 47,217	$ 733,732	$ 780,949	$ 748,173
Valor presente de obligaciones por beneficios con respecto al incremento en los salarios	2,716	218,550	221,266	226,711
Obligación por beneficios proyectados	49,933	952,282	1,002,215	974,884
Activos del plan a su valor de mercado		588,729	588,729	442,250
	49,933	363,553	413,486	532,634
Pasivo neto de transición por amortizar	(19)	(238,922)	(238,941)	(256,121)
Servicios anteriores y modificaciones al plan no amortizados	(719)	(21,168)	(21,887)	(23,372)
Variaciones en supuestos y ajustes por experiencia por amortizar	8,271	(93,071)	(84,800)	(197,310)
Pasivo neto proyectado	57,466	10,392	67,858	55,831
Pasivo adicional	189	160,324	160,513	198,011
Pasivo total	$ 57,655	$ 170,716	$ 228,371	$ 253,842

La contracuenta del pasivo adicional existente al 31 de diciembre de 2002 y de 2001, forma parte de los otros activos no circulantes incluidos en el balance general consolidado.

Los supuestos más importantes utilizados en la determinación del costo neto del período de los planes son los siguientes:

	Primas de antigüedad	Plan de pensiones
Tasa de descuento utilizada para reflejar el valor presente de las obligaciones	4.5%	4.5%
Tasa de incremento en los niveles de sueldos futuros	1%	1%
Promedio de servicios futuros remanentes	13 años	12 años

10.- INVERSION DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital aportado (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos. Véase Nota 12.

Los dividendos pagados durante 2002 y 2001 fueron como sigue:

	2002	2001
Dividendos pagados (miles de pesos)	$ 583,317	$ 407,175
Acciones emitidas (miles)	750,000	750,000
Dividendo por acción (en pesos)	0.778	0.543
Dividendo por acción (en pesos nominales)	0.750	0.500

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2002, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados.

Durante 2002 y 2001 la Compañía adquirió y recolocó acciones propias. En dichos periodos obtuvo una prima en recolocación de acciones recompradas por $ 320 y $ 1,586, respectivamente. El valor de las acciones en tesorería al 31 de diciembre de 2002 y 2001 ascendía a $ 338 y $ 18,791, respectivamente (20,000 acciones en 2002 y 1,286,800 en 2001). La fecha límite para su recolocación será el mes de diciembre de 2003. Al 31 de diciembre de 2002 y de 2001, las utilidades acumuladas incluyen $ 149,662 y $ 132,726, respectivamente, de reserva para recompra de acciones propias ($ 231,635 y $ 213,131, respectivamente, a pesos de poder adquisitivo al 31 de diciembre de 2002). Al 31 de diciembre de 2002, el valor de mercado de la acción era de 17.00 pesos.

11.- INTERES MINORITARIO

Como se menciona en la Nota 2, la Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total, y la distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

12.- IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y CONSOLIDACION FISCAL

La Compañía está sujeta al Impuesto Sobre la Renta (ISR) y al Impuesto al Activo (IA). El ISR se calcula considerando los efectos de la inflación para fines fiscales. El ISR se calcula en términos de pesos cuando se realizan las transacciones y no en términos de pesos de poder adquisitivo al fin de cada ejercicio. La Compañía tiene autorización de la Secretaría de Hacienda y Crédito Público para presentar las declaraciones de ISR e IA sobre bases consolidadas.

De acuerdo con la Ley del Impuesto sobre la Renta vigente hasta el 31 de diciembre de 2001, la tasa aplicable de ISR era del 35%, sin embargo se estableció la opción de pagar el 30% sobre la utilidad fiscal reinvertida (UFIRE), y la diferencia se pagará en el momento en que se distribuyan dividendos. Al 31 de diciembre de 2002 esta diferencia ascendía a $ 105,345 y $ 25,485, las cuales se presentan en el pasivo a largo plazo en el balance general consolidado e individual, respectivamente.

Como se optó por diferir el ISR, se debe llevar la cuenta de utilidad fiscal neta reinvertida (CUFINRE), la cual se disminuirá con los dividendos pagados. El saldo de la CUFIN se disminuirá con los dividendos pagados, una vez que se hubiere agotado el saldo de la CUFINRE. Al 31 de diciembre de 2002 el saldo de la CUFIN y CUFINRE consolidada ascendía a $ 2,783,912 y $ 310,733, respectivamente, y el saldo de la CUCA a $ 515,670.

De conformidad con las reformas a la Ley del ISR vigentes a partir del 1° de enero de 2002, la tasa aplicable de ISR para 2003 será del 34%, en 2004 del 33% y del 2005 en adelante será del 32%. En 2001 y 2002 la tasa de ISR fue del 35%.

El IA se determina aplicando la tasa del 1.8% al valor actualizado de los activos, menos algunos pasivos. Este impuesto se paga por la porción que exceda al ISR en el ejercicio. El IA pagado actualizado puede recuperarse a través de devolución en los diez años siguientes, a partir de la fecha en que se causó. Dicha devolución procederá siempre y cuando el ISR sea mayor al IA en alguno de estos ejercicios y hasta por el monto de esta diferencia.

El análisis del ISR cargado a resultados es como sigue:

	CONSOLIDADO Años que terminaron el 31 de diciembre de	
	2002	**2001**
ISR causado	$ 726,881	$ 688,056
ISR diferido	22,885	50,304
	749,766	738,360
Reducción del ISR por disminución de tasas (*)	56,184	
	$ 693,582	$ 738,360

La conciliación entre la tasa nominal y efectiva del ISR se muestra a continuación:

	2002	**2001**
Tasa nominal de ISR	35.0%	35.0%
Diferencias permanentes:		
Gastos no deducibles	0.8	0.8
Amortización del crédito mercantil	0.6	0.6
Otras	0.2	0.2
	36.6	36.6
Efecto por reducción de tasas (*)	2.8	
Tasa efectiva de ISR	33.8%	36.6%

(*) Como se menciona en la Nota 3-h, la tasa de ISR que se aplica a las diferencias temporales es la que estará vigente al momento en que se estime que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán. Derivado del cambio de tasas antes mencionado, la Compañía ajustó en 2002 su correspondiente pasivo por ISR diferido.

A continuación se muestra un resumen de las principales partidas temporales que integran el pasivo por ISR diferido al 31 de diciembre de 2002:

	Diferencia temporal	ISR diferido
Inventarios	$ 691,828	$ 236,371
Activos fijos	1,798,562	577,204
Provisión para compensaciones al personal	(67,858)	(21,715)
Otras partidas, neto	15,759	5,358
	$ 2,438,291	$ 797,218

Del efecto total de ISR diferido de 2002 y 2001, $ 12,829 y $ 8,733, respectivamente, fueron cargados al capital contable y se incluyen en la insuficiencia en la actualización de la inversión de los accionistas en el renglón de la utilidad integral.

13.- CONTINGENCIAS Y COMPROMISOS

a) Durante el año 2000, la mayoría de las embotelladoras del Grupo fueron denunciadas ante la Comisión Federal de Competencia (CFC) por la compañía Pepsico y otras embotelladoras, por supuestas prácticas monopólicas. Con motivo de lo anterior, la CFC emitió un oficio de presunta responsabilidad y otro de apercibimiento, mediante el cual se ordenaba la suspensión de los contratos de exclusiva que se tuvieran firmados con los clientes, así como no celebrar en el futuro este tipo de contratos.

Las embotelladoras denunciadas interpusieron juicios de amparo en contra de los mencionados oficios, obteniéndose en siete casos una sentencia definitiva favorable. Posteriormente la CFC inició una nueva investigación en contra de seis de estas embotelladoras, estando pendiente que defina si las declara presuntamente responsables y continúa con un nuevo procedimiento o cierra el expediente.

Las embotelladoras que continuaron el procedimiento ante la CFC, obtuvieron una resolución desfavorable, por lo que se interpuso un amparo en contra de dicha resolución, cuya definición se encuentra aún pendiente.

La resolución de la CFC contempla solamente la prohibición de celebrar contratos de exclusiva con abarrotes y misceláneas y no la aplicación de sanciones económicas.

En opinión de los ejecutivos principales del Grupo y de sus asesores legales, las embotelladoras denunciadas no realizan prácticas monopólicas, ya que el mercado en el que operan se refiere a refrescos con y sin gas, agua purificada, bebidas con jugo, lácteos, jugos y otros productos no alcohólicos listos para beber, en donde su participación estimada es del 35.6%. Se considera que las resoluciones finales de las demandas de amparo en trámite serán a favor de las empresas denunciadas y, en caso de que hubiere una confirmación de la resolución de la CFC, sus efectos no contemplan sanciones económicas.

b) Con efectos a partir de noviembre de 1998, Servicios Ejecutivos Continental, S.A., subsidiaria de la Compañía, celebró un contrato de arrendamiento por un avión para prestar servicios de transporte aéreo. Las condiciones más importantes establecidas en el contrato se mencionan a continuación:

- El plazo del arrendamiento es por un período de 120 meses, que concluye en octubre del año 2008, con una renta básica mensual de 261,819 dólares, neto de los impuestos correspondientes. Grupo Continental, S.A. es garante del contrato.
- El arrendatario se obliga a asegurar el avión a favor del arrendador por un importe decreciente no menor al 110% del valor aproximado del avión, así como absorber todos los gastos inherentes a su operación.

14.- PARTES RELACIONADAS

En el curso normal de sus operaciones, la Compañía realiza transacciones con The Coca-Cola Company y sus asociadas. Al 31 de diciembre de 2002, The Coca-Cola Company indirectamente posee el 21% de las acciones de la Compañía. La Compañía compra productos enlatados de Coca-Cola a Industria Envasadora de Querétaro, S.A. de C.V. y posee el 17% del capital social de esta empresa. Así también, la Compañía compra azúcar a Promotora Industrial Azucarera, S. A. de C. V., de la cual posee el 49% de su capital social.

A continuación se mencionan las transacciones más importantes celebradas por Grupo Continental, S.A. y sus subsidiarias con partes relacionadas, así como las realizadas por la Compañía con sus subsidiarias:

	CONSOLIDADO		INDIVIDUAL	
	Años que terminaron el 31 de diciembre de:			
	2002	2001	2002	2001
Ingresos:				
Comisiones y mediaciones			$ 56,440	$ 8,406
Intereses cobrados			140,033	232,108
Costos y gastos:				
Compras de concentrado a The Coca-Cola Company	$ 1,480,544	$ 1,501,182		
Compras de azúcar	893,586	851,988		
Compras de productos enlatados	307,782	324,566		
Servicios de transporte aéreo			16,990	26,804
Intereses pagados			280,891	506,616
Servicios pagados			4,949	4,891

Glosario

Embotellador de Coca-Cola o Planta Embotelladora: Empresa que compra concentrados o jarabes de The Coca-Cola Company, para convertirlos en productos terminados, para empacarlos y venderlos a sus clientes.

The Coca-Cola Company: A más de 100 años de su fundación, es la principal compañía del mundo en la fabricación, comercialización y distribución de concentrados y jarabes para bebidas no alcohólicas, utilizados para producir más de 300 marcas de refrescos líderes en sus mercados en más de 200 países del mundo.

Botella Unidad: El equivalente a 8 onzas ó 237 mililitros de fluido.

Caja Unidad: Unidad de medida igual a 24 botellas unidad.

Cliente: Dueño de tienda u otro establecimiento que vende o sirve los productos del Grupo directamente a los consumidores.

Cliente Consumidor: Persona que adquiere directamente, en rutas de servicio al hogar o centros de distribución y venta del Grupo, los productos que se le ofrecen para su consumo.

Consumidor: Persona que adquiere en tiendas u otros establecimientos de clientes, para su consumo, los productos del Grupo.

Consumo Per Cápita: Promedio de botellas unidad consumidas por persona, por año, en un mercado específico. El Grupo calcula su consumo per cápita multiplicando su volumen de cajas unidad por 24 y dividiendo el resultado entre la población del territorio de su franquicia.

EBITDA: Siglas en inglés de indicador financiero que traducido al español significa Utilidad de Operación antes de Intereses e Impuestos más Depreciaciones y Amortizaciones.

Fountain: Equipo dispensador utilizado por expendios minoristas para servir el producto en vasos para su consumo inmediato.

Mercado: Área geográfica en la que el Grupo realiza sus operaciones, conforme lo define su territorio de franquicia.

NARTD: Siglas en inglés que se utilizan para identificar a las bebidas comerciales envasadas no alcohólicas listas para tomar.

NCCT: Siglas en inglés que se utilizan para identificar la herramienta estratégica y táctica que *permite medir actitud y comportamiento de los consumidores respecto a las diferentes* categorías de bebidas. *(Su aplicación en campo está a cargo de la firma Research International y el procesamiento es realizado por Information Tools Ltd., agencias avaladas por The Coca-Cola Company).*

ROIC: Siglas en inglés de indicador financiero que traducido al español significa Retorno Sobre el Capital Invertido.

Vending: Máquina automática expendedora de bebidas frías envasadas.

Volumen de Cajas Unidad: Número de cajas unidad que se venden a clientes y clientes consumidores; es el indicador de ventas que utiliza la industria de bebidas comerciales envasadas no alcohólicas listas para tomar, en un mercado particular.

Directorio de la Empresa

Oficinas Corporativas

Domicilio:

Avenida Hidalgo No. 2303 Col. Smith
Tampico, Tam. México 89140

Apartado Postal No. 664
Tampico, Tam. México 89000

Teléfono:

(833) 241-25-00

Fax:

(833) 241-25-77

Internet:

www.contal.com

E-mail:

tampico@contal.com

Oficinas Regionales

CIUDAD DE MEXICO

Bosque de Duraznos No. 65-907
Bosques de las Lomas
Delegación Miguel Hidalgo
México, D.F. 11700

Apartado Postal No. 41882
México, D.F. 11000

Tel: (55) 5596-58-60
Fax: (55) 5596-58-67

REGION NORTE

Diagonal de las Fuentes No. 1449 Ote.
Col. Campestre La Rosita
Torreón, Coahuila 27250

Tel: (871) 721-00-22
Fax: (871) 720-06-91

REGION CENTRO

Ave. Himno Nacional No.1977 3er. Piso
Fracc. Tangamanga
San Luis Potosí, S.L.P. 78269

Tel: (444) 811-55-12
Fax: (444) 811-16-67

REGION OCCIDENTE

Ave. Juan Palomar y Arias No. 50
Col. Vallarta San Jorge
Guadalajara, Jalisco 44690

Tel: (33) 3630-22-66
Fax: (33) 3630-22-62

Diseño:
Eduardo Fajardo
Eduardo Díaz
Oskar Ventura

Fotografía:
Eduardo Fajardo

Impresión:
Artes Gráficas
Panorama

Impreso:
En papeles
reciclados y
reciclables